SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 SEP 17 AM 9:49

02076054

13 September 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

We enclose an Appendix providing information on our Company's repurchase of its own shares on 13 September 2002 on the Stock Exchange of Hong Kong Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

dlw 9/18

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

E\tn\sa\repsh\adr_13.9.2002.doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

Repurchase of Shares

Date of Repurchase	No. of Ordinary Shares Repurchased	Highest Price Per Share	Lowest Price Per Share
13 September 2002	100,000	HK$4.975	HK$4.95

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 SEP 17 AM 9:38

12 September 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

We enclose an Appendix providing information on our Company's repurchase of its own shares on 12 September 2002 on the Stock Exchange of Hong Kong Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

E:\tn\sa\repsh\adr_3.9.2002.doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

APPENDIX

SHANGRI-LA ASIA LIMITED

Repurchase of Shares

Date of Repurchase	No. of Ordinary Shares Repurchased	Highest Price Per Share	Lowest Price Per Share
12 September 2002	200,000	HK$5.15	HK$5.00

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

INTERIM REPORT 2002 二零零二年中期報告

CORPORATE INFORMATION

As at 23 August 2002

Board of Directors

Executive Directors
Mr YE Longfei *(Chairman)*
Mr KUOK Khoon Ho
Mr Thaddeus Thomas BECZAK
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors
Madam KUOK Oon Kwong
Mr John David HAYDEN
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Alexander Reid HAMILTON*
Mr TAN Soo Nan*
Mr HO Kian Cheong
(Alternate to Mr HO Kian Guan)
* *Independent Non-Executive Directors*

Remuneration Committee

Mr YE Longfei *(Chairman)*
Mr KUOK Khoon Ho
Mr Thaddeus Thomas BECZAK
Mr HO Kian Guan
Mr TAN Soo Nan

Audit Committee

Mr Alexander Reid HAMILTON *(Chairman)*
Mr HO Kian Guan
Mr TAN Soo Nan

Company Secretary

Ms KO Sau Lai

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Branch Share Registrars in Hong Kong

Abacus Share Registrars Limited
5th Floor
Wing On Centre
111 Connaught Road Central
Hong Kong

Company's Website

http://www.shangri-la.com

Financial Information

http://www.irasia.com/listco/hk/shangrila

The Directors of Shangri-La Asia Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associated companies for the six months ended 30 June 2002. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Statement of Auditing Standards SAS 700 "Engagements to Review Interim Financial Reports" and by the Audit Committee of the Board of Directors. The review report of the auditors is set out on page 3.

The consolidated profit attributable to shareholders for the six months ended 30 June 2002 increased to US$62.1 million (US2.85 cents per share) from US$30.5 million (US1.36 cents per share) in the same period last year.

The consolidated net asset value stood at US$2,959 million (US$1.36 per share) as at 30 June 2002 compared to US$2,881 million (US$1.32 per share) as at 31 December 2001 and the Group's net borrowings to shareholders' equity ratio was 33.9% as at 30 June 2002 compared to 35.5% as at 31 December 2001.

The Directors have declared an interim dividend of **HK7 cents** per share in cash for 2002 (2001: HK7 cents per share) payable on Tuesday, 19 November 2002, to shareholders whose names appear on the Registers of Members of the Company on Friday, 20 September 2002, with a scrip alternative to offer the right to eligible shareholders to elect to receive such interim dividend wholly or partly by allotment of new shares credited as fully paid in lieu of cash.

A circular containing details of the scrip dividend scheme together with an election form will be sent to the relevant shareholders on or about Monday, 7 October 2002. The scrip dividend scheme is conditional upon (a) the issue price of a new share to be issued pursuant thereto not being less than the nominal value of a share of the Company; and (b) the approval of The Stock Exchange of Hong Kong Limited ("HKSE") and the Singapore Exchange Securities Trading Limited for the listing of and permission to deal in the new shares to be issued pursuant thereto. In the unlikely event that any of the conditions are not satisfied, shareholders will receive the interim dividend for 2002 wholly in cash.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

INDEPENDENT REVIEW REPORT
TO THE BOARD OF DIRECTORS OF SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the company to review the interim financial report set out on pages 4 to 14.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with SSAP 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the Directors.

Review work performed

We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report of Shangri-La Asia Limited for the six months ended 30 June 2002.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 August 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	For the six months ended 30 June Unaudited 2002 *US$'000*	 Unaudited 2001 *US$'000*
Turnover		**290,206**	310,492
Cost of sales		**(117,616)**	(122,271)
Gross profit		**172,590**	188,221
Other revenues		**7,972**	12,612
Marketing expenses		**(12,315)**	(11,889)
Administrative expenses		**(24,929)**	(26,516)
Other operating expenses		**(59,139)**	(89,342)
Operating profit before finance costs		**84,179**	73,086
Finance costs		**(21,080)**	(38,161)
Operating profit	*3*	**63,099**	34,925
Share of results of associated companies		**21,688**	21,347
Profit before taxation		**84,787**	56,272
Taxation	*4*	**(16,780)**	(19,055)
Profit after taxation		**68,007**	37,217
Minority interests		**(5,929)**	(6,723)
Profit attributable to shareholders		**62,078**	30,494
Interim dividend		**19,534**	20,143
Basic earnings per share	*5*	**US2.85 cents**	US1.36 cents
Diluted earnings per share	*5*	**N/A**	N/A

CONSOLIDATED BALANCE SHEET

	Note	**Unaudited As at 30 June 2002 US$'000**	Audited As at 31 December 2001 US$'000
Fixed assets	6	**3,634,765**	3,577,869
Negative goodwill		**(216,821)**	(223,188)
Associated companies		**944,430**	941,671
Long term investments		**2,484**	2,762
Current assets			
Inventories		**15,524**	15,076
Accounts receivable, prepayments and deposits	7	**59,078**	53,170
Due from associated companies		**19,109**	21,989
Due from minority shareholders		**15,260**	15,900
Other investments		**48,742**	56,380
Cash and bank balances		**106,618**	103,697
		264,331	266,212
Current liabilities			
Accounts payable and accruals	8	**119,161**	122,233
Due to minority shareholders		**2,829**	5,472
Taxation		**10,089**	7,935
Bank loans and overdrafts		**133,603**	619,796
		265,682	755,436
Net current liabilities		**(1,351)**	(489,224)
		4,363,507	3,809,890
Financed by:			
Share capital	9	**281,406**	281,406
Reserves		**2,231,067**	2,192,776
Retained profits		**426,979**	384,230
Proposed dividend		**19,534**	22,325
Shareholders' funds		**2,958,986**	2,880,737
Minority interests and loans		**416,456**	412,867
		3,375,442	3,293,604
Non-current liabilities			
Bank loans and other borrowings		**975,810**	506,276
Deferred taxation		**12,255**	10,010
		4,363,507	3,809,890

CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended 30 June	
	Unaudited	Unaudited
	2002	2001
	US$'000	*US$'000*
Net cash inflow from operating activities	**53,502**	39,075
Net cash used in investing activities	**(1,827)**	(12,771)
Net cash used in financing activities	**(49,113)**	(33,485)
Increase/(decrease) in cash and cash equivalents	**2,562**	(7,181)
Cash and cash equivalents at 1 January	**103,392**	174,672
Cash and cash equivalents at 30 June	**105,954**	167,491
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**106,618**	168,625
Bank overdrafts	**(664)**	(1,134)
	105,954	167,491

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Share of revaluation reserves in associated companies						
	Share capital US$'000	Share premium US$'000	Contributed surplus US$'000	Capital redemption reserve US$'000	Hotel properties revaluation reserve US$'000	Hotel properties US$'000	Investment properties US$'000	Exchange fluctuation reserve US$'000	Capital reserve US$'000	Other reserve US$'000	Retained profits US$'000	Total US$'000
Unaudited												
At 1 January 2002	281,406	530,725	389,741	10,441	563,947	95,797	182,197	(182,119)	601,490	557	406,555	2,880,737
Reserve transfer to retained profits on disposal of partial interest in a subsidiary *(note 12 (d))*	-	-	-	-	(205)	-	-	-	-	-	205	-
Exchange differences *(note 10)*	-	-	-	-	-	-	-	38,523	-	-	-	38,523
Net gains/(losses) not recognised in the profit and loss account	-	-	-	-	(205)	-	-	38,523	-	-	205	38,523
Profit for the period	-	-	-	-	-	-	-	-	-	-	62,078	62,078
2001 final dividend paid	-	-	-	-	-	-	-	-	-	-	(22,325)	(22,325)
Reserve realised on disposal of partial interest in a subsidiary *(note 12(d))*	-	-	-	-	-	-	(27)	-	-	-	-	(27)
At 30 June 2002	**281,406**	**530,725**	**389,741**	**10,441**	**563,742**	**95,797**	**182,170**	**(143,596)**	**601,490**	**557**	**446,513**	**2,958,986**
Unaudited												
At 1 January 2001	286,270	583,181	359,424	1,429	613,556	98,158	175,646	(153,654)	601,490	459	400,050	2,966,009
Exchange differences	-	-	-	-	-	-	-	(32,643)	-	-	-	(32,643)
Net losses not recognised in the profit and loss account	-	-	-	-	-	-	-	(32,643)	-	-	-	(32,643)
Profit for the period	-	-	-	-	-	-	-	-	-	-	30,494	30,494
2000 final dividend paid	-	-	-	-	-	-	-	-	-	-	(23,038)	(23,038)
Issue of shares	4,183	-	30,576	-	-	-	-	-	-	-	-	34,759
Repurchase of shares	(242)	(1,384)	-	242	-	-	-	-	-	-	(242)	(1,626)
At 30 June 2001	290,211	581,797	390,000	1,671	613,556	98,158	175,646	(186,297)	601,490	459	407,264	2,973,955

NOTES TO THE CONSOLIDATED ACCOUNTS

1. Principal accounting policies and basis of presentation

The unaudited consolidated condensed accounts have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). These condensed accounts should be read in conjunction with the 2001 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31 December 2001.

The Group has also adopted the following SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 25 (revised)	:	Interim financial reporting
SSAP 34	:	Employee benefits

These newly introduced/revised SSAPs do not have any material impact to the accounting policies and financial results of the Group except that certain comparatives presented have been reclassified to conform with the new disclosure requirements.

2. Segmental reporting

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel operation and management
Mainland China	–	hotel operation and management, leasing of office, commercial and serviced apartments
Philippines	–	hotel operation and management
Singapore	–	hotel operation and management, leasing of office, commercial and serviced apartments
Thailand	–	hotel operation and management, leasing of office and commercial
Malaysia	–	hotel operation and management, golf club operation, leasing of office, commercial and serviced apartments
Other countries	–	hotel operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

An analysis of the Group's revenue and results for the period by geographical segments by location of assets is as follows:

Segment revenue and results (US$ million)
For the six months ended 30 June 2002

	The People's Republic of China Hong Kong	The People's Republic of China Mainland China	Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	70.2	85.0	35.5	42.8	17.1	27.2	12.4	–	290.2
Inter-segment sales	2.1	4.3	2.0	1.1	0.9	0.9	0.3	(11.6)	–
Total	72.3	89.3	37.5	43.9	18.0	28.1	12.7	(11.6)	290.2
Results									
Segment results	12.2	27.4	9.3	11.5	7.4	1.1	2.7	–	71.6
Interest income									1.9
Dividend income									0.9
Net realised gain on other investments									1.1
Net unrealised gain on other investments									3.8
Unallocated corporate expenses									(2.7)
Amortisation of negative goodwill									8.4
Loss on disposal of partial interest in a subsidiary									(0.8)
Operating profit before finance costs									84.2
Finance costs									(21.1)
Operating profit									63.1
Share of results of associated companies	–	19.5	–	1.3	–	0.3	0.6	–	21.7
Taxation									(16.8)
Minority interests									(5.9)
Profit attributable to shareholders									62.1

Segment revenue and results (US$ million)
For the six months ended 30 June 2001

	Hong Kong	The People's Republic of China Mainland China	Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	75.4	84.4	41.5	45.5	17.9	36.6	9.2	–	310.5
Inter-segment sales	2.3	4.1	2.3	1.1	1.0	0.9	0.2	(11.9)	–
Total	77.7	88.5	43.8	46.6	18.9	37.5	9.4	(11.9)	310.5
Results									
Segment results	13.5	22.9	14.6	13.4	8.6	7.2	1.1	–	81.3
Interest income									4.3
Dividend income									2.1
Net realised gain on other investments									0.7
Net unrealised loss on other investments									(14.3)
Unallocated corporate expenses									(3.3)
Amortisation of negative goodwill									8.3
Provision for deficit on valuation of hotel properties									(6.0)
Operating profit before finance costs									73.1
Finance costs									(38.2)
Operating profit									34.9
Share of results of associated companies	–	21.3	–	1.1	–	0.2	(1.2)	–	21.4
Taxation									(19.1)
Minority interests									(6.7)
Profit attributable to shareholders									30.5

An analysis of the Group's turnover and results for the period by business segments is as follows:

	For the six months ended 30 June 2002 Turnover US$ million	**2002** Segment Results US$ million	2001 Turnover US$ million	2001 Segment Results US$ million
Hotel operation				
– Room rentals	**140.7**		152.3	
– Food and beverage sales	**113.6**		119.8	
– Rendering of ancillary services	**24.1**		26.6	
	278.4	**64.8**	298.7	72.9
Hotel management and related service fees	**16.1**	**4.4**	16.4	5.0
Property rentals	**7.3**	**2.4**	7.3	3.4
Elimination	**(11.6)**	**–**	(11.9)	–
	290.2	**71.6**	310.5	81.3

3. Operating profit

	For the six months ended 30 June	
	2002	2001
	US$'000	*US$'000*
Operating profit is stated after crediting and charging:		
Crediting		
Dividend income from other investments	**854**	2,124
Amortisation of negative goodwill	**8,415**	8,345
Net realised gain on other investments	**1,069**	718
Net unrealised gain on other investments	**3,824**	–
Charging		
Depreciation of fixed assets	**23,208**	26,787
Cost of inventories sold or consumed in operation	**34,402**	36,852
Provision for deficit on valuation of hotel properties	**–**	6,000
Staff costs	**81,005**	83,314
Net unrealised loss on other investments	**–**	14,319
Loss on disposal of partial interest in a subsidiary including the realisation of investment properties revaluation reserve and unamortised negative goodwill derecognised on disposal *(note 12 (d))*	**795**	–
Total finance costs	**21,657**	38,161
Less: amount capitalised	**(577)**	–
Net finance costs expensed	**21,080**	38,161

4. Taxation

	For the six months ended 30 June	
	2002	2001
	US$'000	*US$'000*
Hong Kong profits tax		
– Provision for the period	**3,520**	3,540
– Deferred	**495**	(26)
Taxation outside Hong Kong		
– Provision for the period	**7,070**	8,326
– Deferred	**1,313**	2,134
Share of taxation attributable to associated companies	**4,382**	5,081
	16,780	19,055

(a) Hong Kong profits tax is provided at 16% (2001: 16%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid on dividends from a subsidiary and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

(d) Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profits as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or asset is expected to be payable or recoverable in the foreseeable future.

5. **Earnings per share**

(a) Basic earnings per share of US2.85 cents (2001: US1.36 cents) is calculated based on the profit attributable to shareholders of US$62,078,000 (2001: US$30,494,000) and the weighted average number of 2,176,659,912 shares (2001: 2,235,818,182 shares) in issue during the period.

(b) Diluted earnings per share is the same as the basic earnings per share as there is no dilution effect arising from the share options granted by the Company.

6. **Fixed assets**

Total addition to costs of fixed assets including expenditure on properties under development for the six months ended 30 June 2002 amounted to US$38,515,000. The Group also disposed fixed assets with a net book value of US$771,000 during the period and recorded a loss on disposal of US$438,000.

7. **Accounts receivable, prepayments and deposits**

The age analysis of trade debtors was as follows:

	30 June 2002	31 December 2001
	US$'000	*US$'000*
0–3 months	**27,240**	25,043
4–6 months	**644**	750
over 6 months	**876**	381
	28,760	26,174

The Group has a defined credit policy. The general credit term is 30 days.

8. **Accounts payable and accruals**

The age analysis of trade creditors was as follows:

	30 June 2002	31 December 2001
	US$'000	*US$'000*
Accounts payable in the next:		
0–3 months	**19,258**	18,448
4–6 months	**621**	488
over 6 months	**1,702**	1,190
	21,581	20,126

9. **Share capital**

There is no movement in the authorised and issued share capital during the period. As at 30 June 2002, the number of authorised and issued ordinary shares of HK$1 each remained at 5,000,000,000 shares and 2,176,659,912 shares respectively.

10. ***Exchange differences arising on translation***

The amount of US$38,523,000 represents the movement of the exchange fluctuation reserve during the period. The accounts of overseas subsidiaries and associated companies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Exchange differences arising on such translation are taken directly to the exchange fluctuation reserve.

The Group has an economic hedge in terms of currency exposure to the extent that a substantial portion of its hotels' room revenues in Mainland China, the Philippines, Thailand and Indonesia and investment property revenues in Mainland China are priced in United States dollars. Moreover, these and the other hotel revenues in these countries (except Thailand and the Philippines where exchange controls apply) are also immediately converted into United States dollars upon realisation, to the maximum extent possible. The hotels and properties in Hong Kong, Singapore and Malaysia derive their revenues in local currencies.

The Group has also entered into currency swap contracts to hedge its currency risk. Details are stated under the section headed "Treasury Policies".

11. Related party transactions

	For the six months ended 30 June	
	2002	2001
	US$'000	*US$'000*
(a) Transactions with companies within the Kuok Group		
Receipt of hotel management and related services and royalty fees	**889**	1,031
Reimbursement of office expenses	**672**	499
Payment of office rental, administration and related expenses	**267**	283
Payment of land rental for hotel site	**867**	945
Payment of insurance premium, godown and transportation rental	**753**	984
Payment of renovation project service fees and reimbursement of staff cost	**133**	215
Receipt of laundry service fees	**375**	403
(b) Transactions with associated companies		
Receipt of hotel management and related services and royalty fees	**2,273**	2,020

	As at 30 June 2002	As at 31 December 2001
(c) Financial assistance provided to companies within the Kuok Group		
Balance of loan to an investee company	**1,870**	1,950
Balance of loan to an associated company	**30,215**	28,831
(d) Financial assistance provided by companies within the Kuok Group		
Balance of loan to subsidiaries	**14,671**	14,099
Guarantee executed in favour of a bank for securing bank loan granted to a subsidiary	**1,555**	2,089
(e) Financial assistance provided to an associated company		
Balance of loan to an associated company	**9,735**	9,735

There are no material changes to the terms of these transactions during the period.

Save as mentioned above and under note 12 (a) and 13 (a) (ii) below, there is no other disclosure required to be made under SSAP 25.

12. Acquisitions and disposal

(a) On 25 January 2002, Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), one of the principal subsidiaries of the Group which is listed on the Kuala Lumpur Stock Exchange, completed the acquisition of a further 33,750,000 fully paid ordinary shares of RM1 each representing 25% equity interest in Pantai Dalit Beach Resort Sdn. Bhd. ("PDBR") which owns Shangri-La's Rasa Ria Resort and Dalit Bay Golf & Country Club in Sabah, Malaysia from PPB Group Berhad (a company within the Kuok Group) for a cash consideration of RM28,688,000 (equivalent to US$7,549,000). As a result, SHMB's effective equity interest in PDBR has increased from 50% to 75%. The Group's effective equity interest in PDBR has increased from 52.34% to 65.78% considering that Shangri-La Hotel Limited, Singapore ("SHL"), which holds 25% equity interest in PDBR, became a wholly owned subsidiary of the Company on 5 March 2002 (note (b)) and the Group's disposal of 0.75% equity interest in SHMB on 8 April 2002 (note (d)).

The fair value of the net identifiable assets relating to the 25% share of PDBR at the date of acquisition was US$8,382,000. The Group's share of the resulting negative goodwill of US$459,000 is being amortised on a straight line basis over 15 years.

(b) On 4 March 2002, the High Court of Singapore confirmed the Proposed Capital Scheme approved at the extraordinary general meeting of SHL held on 2 February 2002 to reduce the issued and paid up capital of SHL by cancelling 1,476,887 issued and fully paid ordinary shares of S$1 each, being 0.89% equity interest, in the capital of SHL held by all the minority shareholders. Upon filing of the order of the High Court with the Registry of Companies of Singapore on 5 March 2002, SHL became a wholly owned subsidiary of the Company. SHL is one of the principal subsidiaries of the Group and is engaged in investment holding, hotel ownership and operation, and leasing of residential and serviced apartments. The total consideration paid by SHL to the minority shareholders for all the cancelled shares was S$5,583,000 (equivalent to US$3,064,000). The resulting negative goodwill of US$2,323,000 is being amortised on a straight line basis over 15 years.

(c) On 11 March 2002, a wholly owned subsidiary of the Company invested US$8,318,000, being 51% of the total registered capital, into Zhongshan Shangri-La Hotel Co., Ltd. pursuant to a joint venture agreement for the development of a hotel project in Zhongshan, Guangdong Province, Mainland China.

(d) On 8 April 2002, the Group disposed 3,300,000 SHMB shares, being 0.75% equity interest in the capital of SHMB, for a cash consideration of RM3,300,000 (equivalent to US$868,000). As a result, the Group's effective interest in SHMB has reduced from 55.12% to 54.37%. The Group recorded a loss on disposal charged to profit and loss account of US$795,000 which includes the share of unamortised negative goodwill derecognised of US$734,000 and investment properties revaluation reserve realised of US$27,000 attributable to this 0.75% equity interest. The attributable share of hotel properties revaluation reserve of US$205,000 was transferred to the retained profits.

13. Contingent liabilities and charges over assets

(a) Contingent liabilities

As at 30 June 2002, contingent liabilities of the Group and the Company were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and associated companies. The utilised amount of such facilities covered by the Company's guarantees for the subsidiaries and associated companies, and which also represented the financial exposure of the Company as at 30 June 2002, amounts to US$940,467,000 (31 December 2001: US$979,826,000) and US$10,713,000 (31 December 2001: US$29,759,000) respectively.

(ii) The Group executed guarantees in favour of banks for securing banking facilities granted to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies as at 30 June 2002 amounts to US$28,871,000 (31 December 2001: US$47,382,000).

(b) Charges over assets

As at 30 June 2002, bank loans and banking facilities of two subsidiaries amounting to US$28,189,000 (31 December 2001: US$35,047,000) were secured by charges over certain hotel properties and other fixed assets of these two subsidiaries with net book values totalling US$88,095,000 (31 December 2001: US$87,346,000) and other assets totalling US$6,552,000 (31 December 2001: US$7,166,000). Bank loan of a subsidiary amounting to US$1,905,000 (31 December 2001: US$700,000) was secured by charges over other investment of this subsidiary with net book values totalling US$7,403,000 (31 December 2001: US$6,948,000).

Apart from the aforesaid, neither the Group nor the Company had any material contingent liabilities or charges over assets as at 30 June 2002.

14. Commitments for capital expenditure

The Group's commitments for hotel and associated property development and renovation projects amount to approximately:

	30 June 2002	31 December 2001
	US$'000	*US$'000*
Contracted but not provided for	**47,267**	21,390
Authorised by Directors but not contracted for	**372,074**	436,610
	419,341	458,000

15. Subsequent event

On 17 July 2002, a wholly owned subsidiary of SHL completed the acquisition of an aggregate of 33,200,000 fully paid ordinary shares of RM1 each representing 40% equity interest in Tanjong Aru Hotel Sdn. Bhd. which owns Shangri-La's Tanjung Aru Resort, Kota Kinabalu, for a total cash consideration of RM61,420,000 (equivalent to US$16,163,000) from Kuok Brothers Sdn. Bhd. and PPB Group Berhad, companies within the Kuok Group. The fair value of the net identifiable assets relating to this 40% equity interest at the date of acquisition was US$17,858,000. The resulting negative goodwill of US$1,695,000 will be amortised on a straight line basis over 15 years.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

Revenues

Hotel Operation

Performance of the Group's hotels continue to be affected by the recession in the United States of America ("USA"), Europe and most regional economies together with the political uncertainties and security problems in some of the countries in the region. Overall yields declined marginally by 3%. This situation is expected to continue for the rest of the year as the key economic statistics from the USA indicate that the much anticipated economic recovery may not happen this year.

The weighted average occupancies of the two hotels in Hong Kong declined by one percentage point to 70%. However, the weighted average yields declined by 12% following the decline in the weighted average transient room rates by 11%. The Kowloon Shangri-La commenced major renovations of its facilities towards the end of July.

The market in Mainland China proved to be relatively stable with overall yields increasing by 2%. The weighted average occupancies improved by three percentage points to 65% while the average transient room rates declined by 9%. The China World Hotel in Beijing is undergoing major renovations, which has caused its room rate to fall by 22%. Emerging competition has led to a sharp decline in yields in Shenyang while yields in Xian were depressed due to an overall slackening of demand. However, the Pudong Shangri-La, the Kerry Centre Hotel, Beijing and the Shangri-La Hotel, Qingdao registered an improvement in yields by 22%, 12% and 12%, respectively. In general, these trends are expected to continue for the remainder of this year.

The continuing weaknesses in the value of Peso and security concerns have curtailed business and leisure traffic into the Philippines. Weighted average yields of the three hotels declined by 14% with the sharpest decline of 29% being registered by Shangri-La's Mactan Island Resort, Cebu. This resort is scheduled to commence a phased renovation of its guestrooms in the second half of the year. Room renovations at the Makati Shangri-La, Manila are on-going and will be completed by the year end.

The weighted average transient room rates of the three hotels in Singapore declined by 4% while weighted average yields declined by 12%. The weighted average occupancies decreased by three percentage points to 69%. Yields for the second half of the year are expected to remain soft. Meanwhile, the Traders Hotel, Singapore will be undergoing a soft-refurbishment of its guestrooms.

Among all, Malaysia turned out to be the weakest market during the period. The Group's five hotels experienced a 25% decline in yields with weighted average occupancies dropping by eleven percentage points to 53%. Overall weakness in demand has led to a decline in weighted average transient room rates by 6% as competitive pressures intensify. The Shangri-La Hotel, Kuala Lumpur is still undergoing major renovations to its guestrooms and public areas which will last till 2003. The occupancies and room rates of all the hotels have, however, marginally improved in July. It is expected that the overall yields will register improvement in the second half of the year.

Renovations to guestrooms at the Shangri-La Hotel, Bangkok are on-going. Occupancy and room rates declined by 4% and 3%, respectively. The renovation is being done in phases and is expected to be completed in early 2003.

The Shangri-La Hotel, Jakarta continues to suffer on account of the political and economic problems facing Indonesia after the hotel's re-opening in March 2001. Occupancy was 37% compared to 14%. Room rate though, has declined by 7%.

The two resorts in Fiji have registered improvement in yields by 56% in the aggregate. Both weighted average occupancies and transient room rates increased by 16%. The outlook for the rest of the year remains satisfactory.

The political situation in Myanmar continues to inhibit the performance of the hotel in Yangon. Yields declined by 3% during the period.

Hotel Management

The hotel management arm of the Group registered a 2% fall in its revenues, before consolidation adjustments, largely due to the decline in revenues and operating profits of the underlying hotel portfolio. This also caused operating profits, before consolidation adjustments, to fall by 17%.

Investment Properties

The Group's principal investment properties are located in Shanghai and Beijing, Mainland China. The overall yields of serviced apartments in Shanghai remained flat but those in Beijing recorded a decline ranging between 10% to 23%. This is attributable to the emergence of competitive supply. Average occupancies for commercial and office space in Shanghai and Beijing were above 90%. Importantly, yields of commercial space at Beijing Kerry Centre and Shanghai Kerry Centre increased by 24% and 42%, respectively. Yields of the office space at these two centers also recorded an increase of around 10%. Overall yields of the commercial and office space at the China World Trade Center registered an increase slightly in excess of 10%.

The weighted average yields of the serviced apartments in Singapore declined by 16% on account of recession in the local economy. However, yields of the commercial and office space (which are nearly fully occupied) increased by 9% and 12%, respectively. Yields of the commercial space in Bangkok declined marginally by 3% while that of the office space increased by 8%.

The investment properties in Kuala Lumpur experienced increase in yields by 2% for serviced apartments and ranging between 11% to 19% for commercial space. However, the yields of the office space, registered a decline by 12% following a drop in occupancy by six percentage points.

Consolidated Profits

Consolidated profits attributable to shareholders increased to US$62.1 million from US$30.5 million. The current period's profit incorporates the effects of the following major items:

(a) Finance costs of US$21.1 million before adjustment for minority interests (US$20.3 million after minority interests) compared to US$38.2 million (US$37.2 million after minority interests); and

(b) net unrealised gain on other investments of US$3.8 million before adjustment for minority interests (US$3.5 million after minority interests) compared to a loss of US$14.3 million (US$13.5 million after minority interests).

CORPORATE DEBT AND FINANCIAL CONDITIONS

The Group has satisfactorily complied with all covenants under its loan agreements.

As at 30 June 2002, the Group's net borrowings (net of cash and bank balances of US$106.6 million) stood at US$1,002.8 million (compared to US$1,022.4 million as at 31 December 2001) and the overall gearing ratio (net borrowings to shareholders' equity ratio) was 33.9%.

The analysis of loans outstanding as at 30 June 2002 is as follows:

	Maturities of Bank Loans and Overdrafts Contracted as at 30 June 2002				
			Repayment		
(US$ million)	**Within 1 year**	**In the 2nd year**	**In the 3rd to 5th year**	**After 5 years**	**Total**
Unsecured					
Corporate bank loans	–	–	869.7	38.5	908.2
Project bank loans and overdrafts	117.7	5.0	30.2	1.2	154.1
Floating rate notes	–	–	17.0	–	17.0
	117.7	5.0	916.9	39.7	1,079.3
Secured					
Project bank loans and overdrafts	15.9	–	11.4	2.8	30.1
Total borrowings	133.6	5.0	928.3	42.5	1,109.4
Undrawn but committed facilities					
(Bank loans and overdrafts)	179.3	–	240.7	–	420.0

The currency-mix of the borrowings and cash and bank balances as at 30 June 2002 is as follows:

(US$ million)	**Borrowings**	**Cash and Bank Balances**
In Hong Kong dollars	908.2	5.0
In Singapore dollars	118.1	2.4
In Malaysian Ringgit	34.7	0.4
In Renminbi	29.0	12.8
In United States dollars	17.3	64.1
In Thai Baht	–	13.9
In Philippine Pesos	2.0	1.9
In Fiji dollars	0.1	4.4
In other currencies	–	1.7
	1,109.4	106.6

The loans in United States dollars, Hong Kong dollars, Malaysian Ringgit and in Philippine Pesos are at variable rates of interest at spreads over SIBOR, HIBOR, Cost of Funds (for Malaysia) and rate of treasury bills (for Philippines), respectively. Substantial portion of the loans in Hong Kong dollars have been hedged by fixed rates interest swap contracts as detailed under the following section headed "Treasury Policies". US$56.8 million out of the total loans in Singapore dollars are at fixed interest rates and have been re-financed by loans at floating rates upon maturity at the end of July 2002. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 30 June 2002, of the Group's cash and bank balances, US$64.4 million were kept in Mainland China, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies followed by the Group aim to:

(a) Minimise interest costs

This is accomplished in the loan negotiation process and in ensuring that surplus funds from operations are made available to the corporate treasury to reduce the debt exposure. In February 2002, the Group executed an aggregate of HK$800 million five-year and a HK$300 million seven-year unsecured bilateral Hong Kong dollar loan agreements with individual banks. In March 2002, the Group also executed a new five-year unsecured loan agreement with a consortium of banks in an amount of HK$3,000 million. These loans are at variable rates of interest at spreads over HIBOR. With these facilities, the Group had repaid all the amounts due under a US$500 million facility which was maturing in August 2002. The Group has also cancelled US$200 million undrawn facilities under a US$600 million loan agreement which carried a higher interest rate. As at 30 June 2002, the Group has contracted an aggregate principal amount of HK$2,340 million interest swap contracts at fixed interest rates between 2.525% to 2.67% per annum maturing in October/December 2002; HK$4,916 million three-year contracts at fixed rates between 3.735% to 5.74% per annum and HK$500 million four-year contracts at fixed rates between 4.69% to 5.29% per annum, of which three-year contracts for HK$2,216 million and four-year contracts for HK$500 million were entered into during the current period. The interest cover continues through December 2006.

(b) Minimise currency exposure

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Except in countries where exchange controls apply, revenues are immediately converted into United States dollars upon realisation, to the maximum extent possible. During the current period, the Group has re-financed a US$500 million loan by obtaining Hong Kong dollars loans. The Group continues to look for additional sources of funding in Renminbi to match the currency of its assets in Mainland China. As at 30 June 2002, the Group entered into currency swap contracts between Hong Kong dollars and United States dollars for US$250 million at HK$1,948,915,000. As at the date of this report, contracts with a value of US$150 million have matured. The remaining contracts will also mature by the end of August 2002. Apart from the foregoing, the Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the currency risks involved and the cost of obtaining such a cover.

OTHER INVESTMENTS

The Group disposed part of its investment portfolio in marketable securities during the current period for US$12.8 million and recorded a net realised gain of US$1.1 million. Total dividend income from other investments during the period was US$0.8 million.

As at 30 June 2002, the investment portfolio of the Group was valued at US$48.7 million which included an unrealised gain of US$3.8 million before adjustment of minority interests (US$3.5 million after minority interests). The investment portfolio included 13,195,055 ordinary shares in the Company ("such SA shares") with a market value of US$11.0 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such SA shares were held by that wholly owned subsidiary of SHPCL before the Company acquired the controlling interests in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to parties independent of the Kuok Group.

NEW PROJECTS AND RENOVATION PROGRAMMES

The Group has initiated construction work on the Shangri-La Hotel, Fuzhou, the Shangri-La Hotel, Zhongshan and the extension of the Pudong Shangri-La, Shanghai ("SLPU"). As at 30 June 2002, the Group has already invested US$29.2 million in these projects and SLPU has obtained bank loans in Renminbi equivalent of US$25.4 million to finance its extension project. The future incremental costs are estimated at US$154.4 million and will be mainly financed by locally contracted project loans and the operating surplus of SLPU. These projects are expected to progressively open for business between 2003 through 2005.

The Group has also entered into an agreement to acquire a piece of land in Xian Hi-Tech Industrial Development Zone in Mainland China at a cash consideration of US$3.2 million for future development of a hotel project. A deposit equivalent to 20% of the consideration was paid in May 2002 and the balance 80% is payable in two instalments in October 2002 and April 2003.

Major renovations are on-going at the Makati Shangri-La, Manila ("SLM"), the Shangri-La Hotel, Bangkok, the Shangri-La Hotel, Kuala Lumpur and China World Hotel, Beijing. Renovations at SLM will be completed in the second half of the year while work at the other three hotels will only be completed in 2003. Major renovation work at the Kowloon Shangri-La has just commenced. Shangri-La's Mactan Island Resort, Cebu will also commence renovation of its guestrooms in the next couple of months. Expenditures on renovations are largely financed by operating cash flows of the individual hotel supplemented by locally contracted short term bank loans, where appropriate.

MANAGEMENT CONTRACTS

During the current period, the Group has signed three new hotel management contracts. Of these, the Putrajaya Shangri-La Hotel in Kuala Lumpur will be opened in the fourth quarter of 2002. Shangri-La's Sunny Bay Resort, Sanya and the Traders Hotel, Kunshan in Mainland China are under construction and expected to open for business in 2005.

Construction work of the Shangri-La Hotel, Dubai which includes some serviced apartments, and the Traders Hotel, Dubai are proceeding satisfactorily. These two hotels and the Shangri-La Hotel, Zhengzhou are expected to open for business in 2003. The hotel project in Muscat is expected to be completed in 2005.

The Group does not have any equity interest in these hotels.

PROPOSED ACQUISITION BY A SUBSIDIARY

A wholly owned subsidiary of SHL entered into a Sale and Purchase of Shares Agreement in November 2001 for the acquisition of the remaining 12,000,000 fully paid ordinary shares of S$1 each representing 40% equity interest in Sentosa Beach Resort Pte Ltd ("SEN") which owns Shangri-La's Rasa Sentosa Resort, Singapore from its minority shareholder, Mr Prajogo Pangestu, for a total cash consideration of S$14.16 million (equivalent to US$8.0 million). This acquisition has not yet been completed up to the date of this report as certain conditions under the agreement have not been fulfilled. Mr Pangestu is a connected person of the Company by virtue of his being a substantial shareholder and an alternate director of SEN.

The consideration is at discount to the adjusted net asset value of SEN based on an independent appraisal of the fixed assets as at 31 December 2001. The acquisition, which is expected to be accretive to earnings, conforms to the Group's objective to maximise the ownership of hotel assets within the Group.

PROSPECTS

With the problems faced by the major economies of the USA, Europe and Japan, the continuing political uncertainties in Indonesia, and the negative perception about security in the Philippines, it is envisaged that the sentiment triggered by these developments will dampen business and leisure travel and spending through the second half of this year. However, Mainland China still holds out some cause for optimism, given the size of its domestic economy and its focus on the domestic economy as an engine for growth. The country's recent entry into the World Trade Organisation is providing a fresh impetus to foreign business travel into Mainland China which is expected to gather further momentum.

PERSONNEL

As at 30 June 2002, the Company and its subsidiaries had approximately 16,000 employees. Salaries of employees are maintained at competitive levels under which bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and share option schemes as detailed under the section headed "Share Options". The Group has extensive training programmes to improve service skills of its line staff and professional skills of other employees. Its in-house training programmes emphasise service attitudes, organisational values and job enrichment. In-house training is supplemented by retaining outside professional training agencies.

SHARE OPTIONS

At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of the operation of the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

On 29 May 2002, pursuant to the terms of the New Option Scheme, the Directors have granted options on 17,140,000 shares to eligible persons at an exercise price of HK$6.81 per share. The exercise of these new options is governed by a two-year vesting scale.

Details of the share options outstanding as at 30 June 2002 which have been granted under the Executive Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2002	No. of option shares granted during the period	No. of option shares exercised during the period	No. of option shares lapsed during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares held as at 30 June 2002	Exercise price per option share HK$	Exercisable period
1. Directors											
Mr YE Longfei	1 May 1998	I	100,000	–	–	–	–	–	100,000	8.00	1 May 1999 - 30 April 2008
	1 May 1998	II	100,000	–	–	–	–	–	100,000	8.00	1 May 2000 - 30 April 2008
	1 May 1998	III	100,000	–	–	–	–	–	100,000	8.00	1 May 2001 - 30 April 2008
	15 January 2000	I	200,000	–	–	–	–	–	200,000	8.55	15 January 2001 - 14 January 2010
	15 January 2000	II	200,000	–	–	–	–	–	200,000	8.55	15 January 2002 - 14 January 2010
	15 January 2001	I	350,000	–	–	–	–	–	350,000	7.94	15 January 2002 - 14 January 2011
	15 January 2001	II	350,000	–	–	–	–	–	350,000	7.94	15 January 2003 - 14 January 2011
Mr KUOK Khoon Ho	1 May 1998	I	400,000	–	–	–	–	–	400,000	8.00	1 May 1999 - 30 April 2008
	1 May 1998	II	400,000	–	–	–	–	–	400,000	8.00	1 May 2000 - 30 April 2008
	1 May 1998	III	400,000	–	–	–	–	–	400,000	8.00	1 May 2001 - 30 April 2008
	15 January 2000	I	250,000	–	–	–	–	–	250,000	8.55	15 January 2001 - 14 January 2010
	15 January 2000	II	250,000	–	–	–	–	–	250,000	8.55	15 January 2002 - 14 January 2010
	15 January 2001	I	150,000	–	–	–	–	–	150,000	7.94	15 January 2002 - 14 January 2011
	15 January 2001	II	150,000	–	–	–	–	–	150,000	7.94	15 January 2003 - 14 January 2011
Mr Thaddeus Thomas BECZAK	1 May 1998	I	400,000	–	–	–	–	–	400,000	8.00	1 May 1999 - 30 April 2008
	1 May 1998	II	400,000	–	–	–	–	–	400,000	8.00	1 May 2000 - 30 April 2008
	1 May 1998	III	400,000	–	–	–	–	–	400,000	8.00	1 May 2001 - 30 April 2008
	15 January 2000	I	250,000	–	–	–	–	–	250,000	8.55	15 January 2001 - 14 January 2010
	15 January 2000	II	250,000	–	–	–	–	–	250,000	8.55	15 January 2002 - 14 January 2010
	15 January 2001	I	50,000	–	–	–	–	–	50,000	7.94	15 January 2002 - 14 January 2011
	15 January 2001	II	50,000	–	–	–	–	–	50,000	7.94	15 January 2003 - 14 January 2011
Mr Giovanni ANGELINI	1 May 1998	I	150,000	–	–	–	–	–	150,000	8.00	1 May 1999 - 30 April 2008
	1 May 1998	II	150,000	–	–	–	–	–	150,000	8.00	1 May 2000 - 30 April 2008
	1 May 1998	III	150,000	–	–	–	–	–	150,000	8.00	1 May 2001 - 30 April 2008
	15 January 2000	I	275,000	–	–	–	–	–	275,000	8.55	15 January 2001 - 14 January 2010
	15 January 2000	II	275,000	–	–	–	–	–	275,000	8.55	15 January 2002 - 14 January 2010
	15 January 2001	I	150,000	–	–	–	–	–	150,000	7.94	15 January 2002 - 14 January 2011
	15 January 2001	II	150,000	–	–	–	–	–	150,000	7.94	15 January 2003 - 14 January 2011
Mr John David HAYDEN	1 May 1998	I	400,000	–	–	–	–	–	400,000	8.00	1 May 1999 - 30 April 2008
	1 May 1998	II	400,000	–	–	–	–	–	400,000	8.00	1 May 2000 - 30 April 2008
	1 May 1998	III	400,000	–	–	–	–	–	400,000	8.00	1 May 2001 - 30 April 2008
Mr Tomas Campos ZITA, JR. *(note 1)*	1 May 1998	I	100,000	–	–	–	–	100,000	–	8.00	1 May 1999 - 30 April 2008
	1 May 1998	II	100,000	–	–	–	–	100,000	–	8.00	1 May 2000 - 30 April 2008
	1 May 1998	III	100,000	–	–	–	–	100,000	–	8.00	1 May 2001 - 30 April 2008
	15 January 2000	I	200,000	–	–	–	–	200,000	–	8.55	15 January 2001 - 14 January 2010
	15 January 2000	II	200,000	–	–	–	–	200,000	–	8.55	15 January 2002 - 14 January 2010
	15 January 2001	I	50,000	–	–	–	–	50,000	–	7.94	15 January 2002 - 14 January 2011
	15 January 2001	II	50,000	–	–	–	–	50,000	–	7.94	15 January 2003 - 14 January 2011
Mr YOUNG Chun Hui *(note 2)*	1 May 1998	I	150,000	–	–	–	–	150,000	–	8.00	1 May 1999 - 30 April 2008
	1 May 1998	II	150,000	–	–	–	–	150,000	–	8.00	1 May 2000 - 30 April 2008
	1 May 1998	III	150,000	–	–	–	–	150,000	–	8.00	1 May 2001 - 30 April 2008
	15 January 2000	I	100,000	–	–	–	–	100,000	–	8.55	15 January 2001 - 14 January 2010
	15 January 2000	II	100,000	–	–	–	–	100,000	–	8.55	15 January 2002 - 14 January 2010
	15 January 2001	I	50,000	–	–	–	–	50,000	–	7.94	15 January 2002 - 14 January 2011
	15 January 2001	II	50,000	–	–	–	–	50,000	–	7.94	15 January 2003 - 14 January 2011

		Date of grant	Tranche	No. of option shares held as at 1 January 2002	No. of option shares granted during the period	No. of option shares exercised during the period	No. of option shares lapsed during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares held as at 30 June 2002	Exercise price per option share HK$	Exercisable period
2.	*Continuous*	1 May 1998	I	1,520,000	–	–	–	250,000	–	1,770,000	8.00	1 May 1999 - 30 April 2008
	Contract	1 May 1998	II	1,520,000	–	–	–	250,000	–	1,770,000	8.00	1 May 2000 - 30 April 2008
	Employees	1 May 1998	III	1,520,000	–	–	–	250,000	–	1,770,000	8.00	1 May 2001 - 30 April 2008
		15 January 2000	I	2,160,000	–	–	–	300,000	50,000	2,410,000	8.55	15 January 2001 - 14 January 2010
		15 January 2000	II	2,160,000	–	–	–	300,000	50,000	2,410,000	8.55	15 January 2002 - 14 January 2010
		15 January 2001	I	1,530,000	–	–	–	100,000	35,000	1,595,000	7.94	15 January 2002 - 14 January 2011
		15 January 2001	II	1,530,000	–	–	–	100,000	35,000	1,595,000	7.94	15 January 2003 - 14 January 2011
3.	*Other*	1 May 1998	I	1,100,000	–	–	–	–	–	1,100,000	8.00	1 May 1999 - 30 April 2008
	Participants	1 May 1998	I	50,000	–	–	–	–	–	50,000	8.00	1 May 1999 - 30 November 2002
		1 May 1998	II	1,100,000	–	–	–	–	–	1,100,000	8.00	1 May 2000 - 30 April 2008
		1 May 1998	II	50,000	–	–	–	–	–	50,000	8.00	1 May 2000 - 30 November 2002
		1 May 1998	III	1,100,000	–	–	–	–	–	1,100,000	8.00	1 May 2001 - 30 April 2008
		1 May 1998	III	50,000	–	–	–	–	–	50,000	8.00	1 May 2001 - 30 November 2002
		15 January 2000	I	745,000	–	–	–	50,000	–	795,000	8.55	15 January 2001 - 14 January 2010
		15 January 2000	II	745,000	–	–	–	50,000	–	795,000	8.55	15 January 2002 - 14 January 2010
		15 January 2001	I	120,000	–	–	–	35,000	–	155,000	7.94	15 January 2002 - 14 January 2011
		15 January 2001	II	120,000	–	–	–	35,000	–	155,000	7.94	15 January 2003 - 14 January 2011
Total:				26,370,000	–	–	–	1,720,000	1,720,000	26,370,000		

Notes:

1. Mr Tomas Campos ZITA, JR. resigned as Director of the Company with effect from 11 March 2002. The options granted to Mr Zita remain exercisable following his resignation as he is still an executive Director in several of the Company's subsidiaries and therefore, an executive of the Group. Those options were re-classified in the category of "Continuous Contract Employees" during the period.

2. Mr YOUNG Chun Hui resigned as Director of the Company with effect from 11 March 2002. The options granted to Mr Young remain exercisable following his resignation as he still holds an executive position in one of the Company's subsidiaries and therefore, an executive of the Group. Those options were re-classified in the category of "Continuous Contract Employees" during the period.

Details of the share options outstanding as at 30 June 2002 which have been granted under the New Option Scheme are as follows:

		Date of grant	Tranche	No. of option shares held as at 1 January 2002	No. of option shares granted during the period	No. of option shares exercised during the period	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2002	Exercise price per option share *HK$*	Exercisable period
1.	*Directors*									
	Mr YE Longfei	29 May 2002	I	–	500,000	–	–	500,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	–	500,000	–	–	500,000	6.81	29 May 2004 – 28 May 2012
	Mr KUOK Khoon Ho	29 May 2002	I	–	500,000	–	–	500,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	–	500,000	–	–	500,000	6.81	29 May 2004 – 28 May 2012
	Mr Thaddeus Thomas BECZAK	29 May 2002	I	–	75,000	–	–	75,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	–	75,000	–	–	75,000	6.81	29 May 2004 – 28 May 2012
	Mr Giovanni ANGELINI	29 May 2002	I	–	600,000	–	–	600,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	–	600,000	–	–	600,000	6.81	29 May 2004 – 28 May 2012
	Mr LUI Man Shing	29 May 2002	I	–	150,000	–	–	150,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	–	150,000	–	–	150,000	6.81	29 May 2004 – 28 May 2012
	Madam KUOK Oon Kwong	29 May 2002	I	–	150,000	–	–	150,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	–	150,000	–	–	150,000	6.81	29 May 2004 – 28 May 2012
	Mr John David HAYDEN	29 May 2002	I	–	75,000	–	–	75,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	–	75,000	–	–	75,000	6.81	29 May 2004 – 28 May 2012
	Mr HO Kian Guan	29 May 2002	I	–	75,000	–	–	75,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	–	75,000	–	–	75,000	6.81	29 May 2004 – 28 May 2012
	Mr LEE Yong Sun	29 May 2002	I	–	75,000	–	–	75,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	–	75,000	–	–	75,000	6.81	29 May 2004 – 28 May 2012
	Mr Alexander Reid HAMILTON	29 May 2002	I	–	75,000	–	–	75,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	–	75,000	–	–	75,000	6.81	29 May 2004 – 28 May 2012
2.	*Continuous Contract Employees*	29 May 2002	I	–	5,600,000	–	–	5,600,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	–	5,600,000	–	–	5,600,000	6.81	29 May 2004 – 28 May 2012
3.	*Other Participants*	29 May 2002	I	–	695,000	–	–	695,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	–	695,000	–	–	695,000	6.81	29 May 2004 – 28 May 2012
Total:				–	17,140,000	–	–	17,140,000		

Note:

The closing price per share of the Company's shares trading on the HKSE on 28 May 2002 (i.e. the business day immediately before the grant on 29 May 2002) was HK$6.80.

The Directors consider that it is not appropriate to disclose the value of options granted during the period as the market price of the Company's shares as at 30 June 2002 was below the exercise price of the options granted during the period and any valuation of the share options would be subject to a number of assumptions that would be subjective and uncertain.

No options were cancelled under the Executive Option Scheme and the New Option Scheme during the six months period ended 30 June 2002.

Subsequent to 30 June 2002, options on 110,000 shares and 90,000 shares have lapsed under the Executive Option Scheme and the New Option Scheme, respectively.

According to the terms of the Executive Option Scheme and the New Option Scheme, options on 6,300,000 shares and 90,000 shares respectively, have so far lapsed. As of this date, the options outstanding aggregate to 26,260,000 shares and 17,050,000 shares under the Executive Option Scheme and the New Option Scheme, respectively.

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

As at 30 June 2002, the Directors had the following interests in the shares or debentures of the Company or any of its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) (the "Associated Corporations") as recorded in the register required to be kept under Section 29 of the SDI Ordinance:

(i) The Company

Name of Director	**Number of ordinary shares**	*Notes*
Mr YE Longfei	Nil	–
Mr KUOK Khoon Ho	3,456	1
	379,167	2
Mr Thaddeus Thomas BECZAK	394,000	1
Mr Giovanni ANGELINI	100,000	1
Mr LUI Man Shing	Nil	–
Madam KUOK Oon Kwong	151,379	1
	192,011	3
Mr John David HAYDEN	Nil	–
Mr HO Kian Guan	167,475	1
	126,755,718	2
Mr LEE Yong Sun	Nil	–
Mr Alexander Reid HAMILTON	Nil	–
Mr TAN Soo Nan	Nil	–
Mr HO Kian Cheong	24,514	1
(Alternate to Mr HO Kian Guan)	124,046,553	2

(ii) Associated Corporation

Name of Company	Name of Director	Number of ordinary shares	*Notes*
Shangri-La Hotel Public Company Limited ("SHPCL")	Mr LUI Man Shing	10,000	1

Notes:

1. Personal interests held by the relevant Directors.

2. Deemed corporate interests held through companies controlled by the relevant Directors.

3. Family interest held by the spouse of the relevant Director.

Save as mentioned above, as at 30 June 2002, none of the Directors had any other interest in the shares or debentures of the Company or any of its Associated Corporations which had been entered in the register kept by the Company pursuant to Section 29 of the SDI Ordinance.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

As at 30 June 2002, details of options granted under the Executive Option Scheme and the New Option Scheme to the Directors/former Directors of the Company who held office during the period were stated in the previous section headed "Share Options" of this report.

Apart from the aforesaid, at no time during the period was the Company or its subsidiaries a party to any arrangements to enable the Directors or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 30 June 2002, as far as the Directors were aware, the interests of the substantial shareholders in the shares of the Company were as follows:

Name	Number of ordinary shares
Kerry Group Limited ("KGL")	983,038,555
Kerry Holdings Limited ("KHL")	983,038,555

Notes:

1. KHL is a subsidiary of KGL and, accordingly, the shares in which KHL is shown to be interested are also included in the shares in which KGL is shown to be interested.

2. The shares in which KGL and KHL are shown to be interested include those shares held by a wholly owned subsidiary of SHPCL.

Save as mentioned above, as at 30 June 2002, the Company had not been notified of any interest amounting to 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2002.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2002, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on the HKSE.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company. The Committee comprises three executive Directors and two non-executive Directors, one of them being independent. The current Committee members are Mr YE Longfei, Mr KUOK Khoon Ho, Mr Thaddeus Thomas BECZAK, Mr HO Kian Guan and Mr TAN Soo Nan.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr TAN Soo Nan. The Committee reviewed the interim results before they were tabled for the Board's review and approval.

DIRECTORS

On 23 August 2002, Mr KUOK Khoon Ho resigned as the Deputy Chairman and Managing Director of the Company, but Mr Kuok remains as an executive Director of the Company. On the same day, Mr NG Si Fong, Alan was appointed as an executive Director of the Company. Mr Ng is currently the Senior Group Director of Projects of Shangri-La International Hotel Management Limited, overseeing the Group's new hotels development and refurbishment of existing hotels.

REGISTERS OF MEMBERS

The registers of members will be closed from Wednesday, 18 September 2002 to Friday, 20 September 2002, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, for registration no later than 4:00 p.m. on Tuesday, 17 September 2002.

It is expected that the dividend warrants and/or certificates for the new shares to be issued pursuant to the scrip dividend scheme will be despatched to those entitled thereto on or about Tuesday, 19 November 2002.

On behalf of the Board of Directors

YE Longfei
Chairman

Hong Kong, 23 August 2002

公司資料

二零零二年八月二十三日

董事會

執行董事
叶龍蜚先生*（主席）*
郭孔輔先生
Thaddeus Thomas BECZAK先生
Giovanni ANGELINI先生
雷孟成先生
吳士方先生

非執行董事
郭雯光女士
John David HAYDEN先生
何建源先生
李鏞新先生
Alexander Reid HAMILTON先生*
陳序南先生*
何建昌先生
（何建源先生之替任董事）

* *獨立非執行董事*

薪酬委員會

叶龍蜚先生*（主席）*
郭孔輔先生
Thaddeus Thomas BECZAK先生
何建源先生
陳序南先生

審核委員會

Alexander Reid HAMILTON先生*（主席）*
何建源先生
陳序南先生

公司秘書

高秀麗女士

核數師

羅兵咸永道會計師事務所
執業會計師
香港
中環
太子大廈
22樓

總辦事處及主要營業地點

香港
中區
添美道1號
中信大廈
21樓

香港股份過戶登記分處

雅柏勤證券登記有限公司
香港
中環
干諾道中111號
永安中心5樓

公司網址

http://www.shangri-la.com

財務資料

http://www.irasia.com/listco/hk/shangrila

香格里拉(亞洲)有限公司(「本公司」)之董事會欣然公佈本公司及其附屬公司(「本集團」)與其聯營公司截至二零零二年六月三十日止六個月之未經審核中期業績。此業績已由本公司之核數師羅兵咸永道會計師事務所按照香港核數準則第700號「審閱中期財務報告的委聘」作出審閱,並經由董事會之審核委員會審閱。核數師之審閱報告載於第3頁。

截至二零零二年六月三十日止六個月之股東應佔綜合溢利由上年度同期之30,500,000美元(每股1.36美仙)增加至62,100,000美元(每股2.85美仙)。

於二零零二年六月三十日之綜合資產淨值為2,959,000,000美元(每股1.36美元),於二零零一年十二月三十一日則為2,881,000,000美元(每股1.32美元)。於二零零二年六月三十日,本集團之貸款淨額與股東資金比率為33.9%,於二零零一年十二月三十一日則為35.5%。

董事會已宣佈派發二零零二年之中期股息每股現金**7港仙**(二零零一年:每股7港仙),將於二零零二年十一月十九日(星期二)派發予在二零零二年九月二十日(星期五)名列本公司股東名冊內之股東,並賦予合資格之股東以股代息選擇權利,以選擇收取入賬列作已繳足股款之新股代替現金收取全部或部份中期股息。

一份載有以股代息計劃詳情之通函連同選擇表格將於二零零二年十月七日(星期一)或相近日子寄發予有關之股東。以股代息計劃須待(a)據此將予發行之新股之發行價格不得少於本公司每股股份之面值;及(b)香港聯合交易所有限公司(「香港聯交所」)及新加坡證券交易所有限公司批准據此將予發行之新股上市及買賣後,方可作實。倘在極不可能情況下,有任何條件未能達成,股東將全數以現金收取二零零二年中期股息。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話 (852) 2289 8888
傳真 (852) 2810 9888

獨立審閱報告
致香格里拉（亞洲）有限公司董事會
（於百慕達註冊成立之有限公司）

引言

本所已按 貴公司指示，審閱第4至第14頁的中期財務報告。

董事的責任

根據香港聯合交易所有限公司證券上市規則，中期財務報告的編製須符合香港會計師公會所頒佈的會計實務準則第25號「中期財務報告」及相關規定。董事須對中期財務報告負責，而有關報告已經董事批准。

已進行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，並對中期財務報告應用分析程序，然後根據結果評估會計政策及呈報方式是否貫徹應用（惟已另作披露則除外）。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務報告發表審計意見。

審閱結果

按照本所審閱（不構成審計）的結果，本所並無發現任何須對香格里拉（亞洲）有限公司截至二零零二年六月三十日止六個月的中期財務報告作出的重大修訂。

羅兵咸永道會計師事務所
執業會計師

香港，二零零二年八月二十三日

綜合損益賬

		截至六月三十日止六個月	
		未經審核	未經審核
		二零零二年	二零零一年
	附註	千美元	千美元
營業額		**290,206**	310,492
銷售成本		**(117,616)**	(122,271)
毛利		**172,590**	188,221
其他收入		**7,972**	12,612
市場推廣開支		**(12,315)**	(11,889)
行政開支		**(24,929)**	(26,516)
其他經營開支		**(59,139)**	(89,342)
未計融資費用前之經營溢利		**84,179**	73,086
融資費用		**(21,080)**	(38,161)
經營溢利	3	**63,099**	34,925
應佔聯營公司業績		**21,688**	21,347
除税前溢利		**84,787**	56,272
税項	4	**(16,780)**	(19,055)
除税後溢利		**68,007**	37,217
少數股東權益		**(5,929)**	(6,723)
股東應佔溢利		**62,078**	30,494
中期股息		**19,534**	20,143
每股基本盈利	5	**2.85美仙**	1.36美仙
每股攤薄盈利	5	**不適用**	不適用

綜合資產負債表

	附註	未經審核 二零零二年 六月三十日 千美元	經審核 二零零一年 十二月三十一日 千美元
固定資產	6	**3,634,765**	3,577,869
負商譽		**(216,821)**	(223,188)
聯營公司		**944,430**	941,671
長期投資		**2,484**	2,762
流動資產			
存貨		**15,524**	15,076
應收賬項、預付款項及訂金	7	**59,078**	53,170
聯營公司之欠款		**19,109**	21,989
少數股東之欠款		**15,260**	15,900
其他投資		**48,742**	56,380
現金及銀行結存		**106,618**	103,697
		264,331	266,212
流動負債			
應付賬項及應計項目	8	**119,161**	122,233
欠少數股東之款項		**2,829**	5,472
稅項		**10,089**	7,935
銀行貸款及透支		**133,603**	619,796
		265,682	755,436
流動負債淨額		**(1,351)**	(489,224)
		4,363,507	3,809,890
資金來源：			
股本	9	**281,406**	281,406
儲備		**2,231,067**	2,192,776
保留溢利		**426,979**	384,230
擬派股息		**19,534**	22,325
股東資金		**2,958,986**	2,880,737
少數股東權益及貸款		**416,456**	412,867
		3,375,442	3,293,604
非流動負債			
銀行貸款及其他借貸		**975,810**	506,276
遞延稅項		**12,255**	10,010
		4,363,507	3,809,890

綜合現金流量表

	截至六月三十日止六個月	
	未經審核	未經審核
	二零零二年	二零零一年
	千美元	*千美元*
經營業務所得現金流入淨額	**53,502**	39,075
用於投資業務之現金淨額	**(1,827)**	(12,771)
用於融資業務之現金淨額	**(49,113)**	(33,485)
現金及現金等值項目增加／(減少)	**2,562**	(7,181)
於一月一日之現金及現金等值項目	**103,392**	174,672
於六月三十日之現金及現金等值項目	**105,954**	167,491
現金及現金等值項目結存分析：		
銀行結存及現金	**106,618**	168,625
銀行透支	**(664)**	(1,134)
	105,954	167,491

綜合權益變動表

	股本 千美元	股份溢價 千美元	繳入盈餘 千美元	股本贖回儲備 千美元	酒店物業重估儲備 千美元	佔聯營公司之重估儲備 酒店物業 千美元	佔聯營公司之重估儲備 投資物業 千美元	外匯變動儲備 千美元	資本儲備 千美元	其他儲備 千美元	保留溢利 千美元	總額 千美元
未經審核												
於二零零二年一月一日	281,406	530,725	389,741	10,441	563,947	95,797	182,197	(182,119)	601,490	557	406,555	2,880,737
出售一家附屬公司部份權益時轉撥至保留溢利之儲備 *(附註12(d))*	–	–	–	–	(205)	–	–	–	–	–	205	–
匯兌差額 *(附註10)*	–	–	–	–	–	–	–	38,523	–	–	–	38,523
未於損益賬內確認之收益／(虧損)淨額	–	–	–	–	(205)	–	–	38,523	–	–	205	38,523
期內溢利	–	–	–	–	–	–	–	–	–	–	62,078	62,078
已付二零零一年度末期股息	–	–	–	–	–	–	–	–	–	–	(22,325)	(22,325)
出售一家附屬公司部份權益時實現之儲備 *(附註12(d))*	–	–	–	–	–	–	(27)	–	–	–	–	(27)
於二零零二年六月三十日	**281,406**	**530,725**	**389,741**	**10,441**	**563,742**	**95,797**	**182,170**	**(143,596)**	**601,490**	**557**	**446,513**	**2,958,986**
未經審核												
於二零零一年一月一日	286,270	583,181	359,424	1,429	613,556	98,158	175,646	(153,654)	601,490	459	400,050	2,966,009
匯兌差額	–	–	–	–	–	–	–	(32,643)	–	–	–	(32,643)
未於損益賬中確認之虧損淨額	–	–	–	–	–	–	–	(32,643)	–	–	–	(32,643)
期內溢利	–	–	–	–	–	–	–	–	–	–	30,494	30,494
已付二零零零年度末期股息	–	–	–	–	–	–	–	–	–	–	(23,038)	(23,038)
發行股份	4,183	–	30,576	–	–	–	–	–	–	–	–	34,759
回購股份	(242)	(1,384)	–	242	–	–	–	–	–	–	(242)	(1,626)
於二零零一年六月三十日	290,211	581,797	390,000	1,671	613,556	98,158	175,646	(186,297)	601,490	459	407,264	2,973,955

綜合賬目附註

1. 主要會計政策及編製基準

未經審核綜合簡明賬目乃根據由香港會計師公會（「會計師公會」）頒佈之香港會計實務準則（「會計實務準則」）第25號「中期財務報告」而編製。此等簡明賬目須與二零零一年之全年財務報表一併閱讀。編製此等簡明賬目所採用之會計政策及計算方法與截至二零零一年十二月三十一日止年度之全年賬目所採用者一致。

本集團亦已採納下列由會計師公會頒佈而於二零零二年一月一日起或之後開始之會計期間生效之會計實務準則：

會計實務準則第1號（經修訂）	:	財務報表的呈列
會計實務準則第11號（經修訂）	:	外幣折算
會計實務準則第15號（經修訂）	:	現金流量表
會計實務準則第25號（經修訂）	:	中期財務報告
會計實務準則第34號	:	僱員福利

新引用／修訂之會計實務準則對本集團之會計政策及財務業績並無重大影響，惟若干比較數字已重新分類以符合新披露規定。

2. 分部報告

主要報告形式－地區分部

本集團於全球範圍之經營可劃分為六個主要區域：

香港	－	酒店營運及管理
中國國內	－	酒店營運及管理、出租辦公室、商舖及服務式公寓
菲律賓	－	酒店營運及管理
新加坡	－	酒店營運及管理、出租辦公室、商舖及服務式公寓
泰國	－	酒店營運及管理、出租辦公室及商舖
馬來西亞	－	酒店營運及管理、高爾夫球會所經營、出租辦公室、商舖及服務式公寓
其他國家	－	酒店營運及管理

次要報告形式－業務分部

本集團於全球範圍之組織可劃分為三個主要業務分部：

酒店營運	－	擁有及經營酒店業務
酒店管理	－	提供酒店管理及有關服務
物業租賃	－	擁有以及出租辦公室、商舖及服務式公寓

期內本集團按資產所在地呈列之地區分部收益及業績分析如下：

分部收益及業績（百萬美元）
截至二零零二年六月三十日止六個月

	香港	中華人民共和國 中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
營業額									
對外銷售	70.2	85.0	35.5	42.8	17.1	27.2	12.4	–	290.2
內部分部間銷售	2.1	4.3	2.0	1.1	0.9	0.9	0.3	(11.6)	–
合計	72.3	89.3	37.5	43.9	18.0	28.1	12.7	(11.6)	290.2
業績									
分部業績	12.2	27.4	9.3	11.5	7.4	1.1	2.7	–	71.6
利息收入									1.9
股息收入									0.9
其他投資之已實現收益淨額									1.1
其他投資之未實現收益淨額									3.8
未分配企業支出									(2.7)
負商譽攤銷									8.4
出售一家附屬公司部份權益之虧損									(0.8)
未計融資費用前之經營溢利									84.2
融資費用									(21.1)
經營溢利									63.1
應佔聯營公司業績	–	19.5	–	1.3	–	0.3	0.6	–	21.7
稅項									(16.8)
少數股東權益									(5.9)
股東應佔溢利									62.1

分部收益及業績（百萬美元）

截至二零零一年六月三十日止六個月

	香港	中華人民共和國 中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
營業額									
對外銷售	75.4	84.4	41.5	45.5	17.9	36.6	9.2	–	310.5
內部分部間銷售	2.3	4.1	2.3	1.1	1.0	0.9	0.2	(11.9)	–
合計	77.7	88.5	43.8	46.6	18.9	37.5	9.4	(11.9)	310.5
業績									
分部業績	13.5	22.9	14.6	13.4	8.6	7.2	1.1	–	81.3
利息收入									4.3
股息收入									2.1
其他投資之已實現收益淨額									0.7
其他投資之未實現虧損淨額									(14.3)
未分配企業支出									(3.3)
負商譽攤銷									8.3
酒店物業估值之虧損撥備									(6.0)
未計融資費用前之經營溢利									73.1
融資費用									(38.2)
經營溢利									34.9
應佔聯營公司業績	–	21.3	–	1.1	–	0.2	(1.2)	–	21.4
稅項									(19.1)
少數股東權益									(6.7)
股東應佔溢利									30.5

期內本集團按業務分部呈列之營業額及業績分析如下：

	截至六月三十日止六個月 二零零二年 營業額 *百萬美元*	二零零二年 分部業績 *百萬美元*	二零零一年 營業額 *百萬美元*	二零零一年 分部業績 *百萬美元*
酒店營運				
一房租	**140.7**		152.3	
一餐飲銷售	**113.6**		119.8	
一提供配套服務	**24.1**		26.6	
	278.4	**64.8**	298.7	72.9
酒店管理及相關服務費用	**16.1**	**4.4**	16.4	5.0
物業租賃	**7.3**	**2.4**	7.3	3.4
抵銷	**(11.6)**	**–**	(11.9)	–
	290.2	**71.6**	310.5	81.3

3. 經營溢利

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千美元	*千美元*
經營溢利已計入及扣除下列各項：		
計入		
其他投資之股息收入	**854**	2,124
負商譽攤銷	**8,415**	8,345
其他投資之已實現收益淨額	**1,069**	718
其他投資之未實現收益淨額	**3,824**	–
扣除		
固定資產折舊	**23,208**	26,787
營運中已售或消耗之存貨成本	**34,402**	36,852
酒店物業估值之虧損撥備	**–**	6,000
員工成本	**81,005**	83,314
其他投資之未實現虧損淨額	**–**	14,319
出售一家附屬公司部份權益之虧損（包括投資物業重估儲備之實現及於出售時除去已確認之未攤銷負商譽）*（附註12(d)）*	**795**	–
融資費用總額	**21,657**	38,161
*減：*資本化金額	**(577)**	–
融資費用淨額	**21,080**	38,161

4. 税項

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千美元	*千美元*
香港利得税		
一本期間撥備	**3,520**	3,540
一遞延	**495**	(26)
香港以外地區之税項		
一本期間撥備	**7,070**	8,326
一遞延	**1,313**	2,134
應佔聯營公司税項	**4,382**	5,081
	16,780	19,055

(a) 香港利得税乃按本集團屬下在香港經營之公司之估計應課税溢利按16%（二零零一年：16%）税率作出撥備。

(b) 香港以外地區之税項（包括一家附屬公司所派發之股息而已付之預扣税），乃按本集團屬下在香港以外地區經營之公司之估計應課税溢利按適用之税率作出撥備。

(c) 應佔聯營公司税項指應佔以估計應課税溢利按適用税率作出撥備之海外税項。

(d) 遞延税項乃就有關為税務而計算之溢利與賬目所示之溢利兩者間之時差按現行税率計算，並預期此等負債或資產可於預見之將來支付或收回。

5. **每股盈利**

(a) 每股基本盈利2.85美仙（二零零一年：1.36美仙）乃根據股東應佔溢利62,078,000美元（二零零一年：30,494,000美元）及期內已發行股份之加權平均數2,176,659,912股（二零零一年：2,235,818,182股）計算。

(b) 由於本公司所授出之購股權並無攤薄影響，故經攤薄後每股盈利與每股基本盈利相同。

6. **固定資產**

截至二零零二年六月三十日止六個月之固定資產成本增加總額包括發展中物業開支為38,515,000美元。本集團亦於期內出售賬面淨值771,000美元之固定資產，並錄得438,000美元之出售虧損。

7. **應收賬項、預付款項及訂金**

應收客戶賬項之賬齡分析如下：

	二零零二年 六月三十日 *千美元*	二零零一年 十二月三十一日 *千美元*
0－3個月	**27,240**	25,043
4－6個月	**644**	750
6個月以上	**876**	381
	28,760	26,174

本集團設有一套既定之信貸政策。一般信貸期為30日。

8. **應付賬項及應計項目**

應付供貨客戶之賬齡分析如下：

	二零零二年 六月三十日 *千美元*	二零零一年 十二月三十一日 *千美元*
應付賬款於未來：		
0－3個月	**19,258**	18,448
4－6個月	**621**	488
6個月以上	**1,702**	1,190
	21,581	20,126

9. **股本**

法定及已發行股本於期內並無任何變動。於二零零二年六月三十日，每股面值1港元之法定及已發行普通股股份分別維持於5,000,000,000股及2,176,659,912股。

10. **換算時產生之滙兌差額**

有關38,523,000美元之款額為外滙變動儲備在期間內之變動。海外附屬公司及聯營公司之賬目按資產負債表結算日之滙率換算為美元。因該換算而產生之滙兌差額均直接撥入外滙變動儲備內。

本集團在貨幣風險方面具有經濟對沖措施，因集團於中國國內、菲律賓、泰國及印尼之大部份酒店住房收入及於中國國內之投資物業收入均以美元為訂價單位。此外，該等收入及在該等國家（不包括現時實行外滙管制政策之泰國及菲律賓）之其他酒店收入均在實現時在可行之情況下盡量即時兑換為美元。位於香港、新加坡及馬來西亞之酒店及物業之收入均以當地之貨幣為單位。

本集團亦已訂立貨幣掉期合約以對沖其貨幣風險。有關詳情載列於「庫務政策」一節內。

11. 有關連人士交易

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千美元	千美元
(a) 與郭氏集團旗下公司之交易		
收取酒店管理與相關服務及專利費用	**889**	1,031
付還辦公室開支	**672**	499
支付辦公室租金、行政及相關費用	**267**	283
支付酒店地租	**867**	945
支付保險費、貨倉及運輸租金	**753**	984
支付翻新工程服務費及付還員工成本	**133**	215
收取洗衣服務費	**375**	403
(b) 與聯營公司之交易		
收取酒店管理與相關服務及專利費用	**2,273**	2,020

	於二零零二年六月三十日	於二零零一年十二月三十一日
(c) 向郭氏集團旗下公司提供之財務資助		
給予一家被投資公司之貸款結餘	**1,870**	1,950
給予一家聯營公司之貸款結餘	**30,215**	28,831
(d) 由郭氏集團旗下公司提供之財務資助		
給予附屬公司之貸款結餘	**14,671**	14,099
就銀行授予一家附屬公司之銀行貸款向該銀行提供之擔保	**1,555**	2,089
(e) 向一家聯營公司提供之財務資助		
給予一家聯營公司之貸款結餘	**9,735**	9,735

期內該等交易之條款並無重大變動。

除上文所述及下文附註12(a)及13(a)(ii)所述者外，概無其他資料須根據會計實務準則第25號作出披露。

12. 收購及出售事項

(a) 於二零零二年一月二十五日，本集團一家在吉隆坡股票交易所上市之主要附屬公司馬來西亞Shangri-La Hotels (Malaysia) Berhad（「SHMB」）完成以現金代價28,688,000馬元（相等於7,549,000美元）向PPB Group Berhad（郭氏集團旗下之一家公司）進一步收購33,750,000股每股面值1馬元之Pantai Dalit Beach Resort Sdn. Bhd.（「PDBR」）已繳足普通股股份，佔其股本權益之25%，該公司擁有位於馬來西亞沙巴之Shangri-La's Rasa Ria Resort及Dalit Bay Golf & Country Club。因此，SHMB於PDBR之實際股本權益由50%增至75%。鑑於新加坡Shangri-La Hotel Limited（「SHL」）（其持有PDBR 25%股本權益）於二零零二年三月五日成為本公司之全資附屬公司（附註(b)）及本集團於二零零二年四月八日出售0.75% SHMB股本權益（附註(d)），本集團於PDBR之實際股本權益由52.34%增至65.78%。

於收購日應佔PDBR 25%之可辨認資產淨值之公允價值為8,382,000美元。本集團應佔所產生之負商譽459,000美元乃按直線法分15年攤銷。

(b) 於二零零二年三月四日，新加坡高等法庭已確認於二零零二年二月二日舉行之SHL股東特別大會上獲股東批准之股本計劃建議，藉註銷所有少數股東所持有SHL股本中之1,476,887股（即0.89%股本權益）每股1新加坡元之已發行及繳足股款之普通股股份，削減SHL已發行及繳足之股本。於二零零二年三月五日將高等法庭之頒令存檔於新加坡公司註冊處時，SHL即成為本公司之全資附屬公司。SHL乃本集團之主要附屬公司之一，並從事投資控股、擁有及經營酒店、出租住宅及服務式公寓之業務。SHL就全部已註銷股份向少數股東繳付之總代價為5,583,000新加坡元（相等於3,064,000美元）。所產生之負商譽2,323,000美元乃按直線法分15年攤銷。

(c) 於二零零二年三月十一日，本公司一家全資附屬公司根據一份就於中國國內廣東省中山發展一項酒店項目而訂立之合營協議投資8,318,000美元（即總註冊資本之51%）於中山香格里拉大酒店有限公司。

(d) 於二零零二年四月八日，本集團以現金代價3,300,000馬元（相等於868,000美元）出售3,300,000股SHMB股份（即0.75%SHMB股本權益）。因此，本集團於SHMB之實際權益已由55.12%減至54.37%。本集團錄得出售虧損，並於損益賬中扣除795,000美元，此乃包括除去該0.75%股本權益應佔已確認之未攤銷負商譽734,000美元及實現應佔之投資物業重估儲備27,000美元。應佔酒店物業重估儲備205,000美元已轉撥往保留溢利。

13. 或然負債及資產抵押

(a) 或然負債

於二零零二年六月三十日，本集團及本公司之或然負債如下：

(i) 本公司就若干附屬公司及聯營公司所獲取之銀行信貸與銀行簽訂按比例之擔保。本公司為該等附屬公司及聯營公司所擔保之有關貸款之已動用數額（亦即本公司於二零零二年六月三十日之財務風險）分別合計為940,467,000美元（二零零一年十二月三十一日：979,826,000美元）及10,713,000美元（二零零一年十二月三十一日：29,759,000美元）。

(ii) 本集團就若干聯營公司所獲取之銀行信貸與銀行簽訂擔保。本集團為該等聯營公司所擔保之有關貸款之已動用數額於二零零二年六月三十日計為28,871,000美元（二零零一年十二月三十一日：47,382,000美元）。

(b) 資產抵押

於二零零二年六月三十日，兩家附屬公司共達28,189,000美元（二零零一年十二月三十一日：35,047,000美元）之銀行貸款及銀行信貸乃由該兩家附屬公司合共賬面淨值88,095,000美元（二零零一年十二月三十一日：87,346,000美元）之若干酒店物業及其他固定資產及合共6,552,000美元（二零零一年十二月三十一日：7,166,000美元）之其他資產作為抵押。一家附屬公司之1,905,000美元（二零零一年十二月三十一日：700,000美元）之銀行貸款乃由該附屬公司合共賬面淨值7,403,000美元（二零零一年十二月三十一日：6,948,000美元）之其他投資作為抵押。

除上述者外，於二零零二年六月三十日，本集團或本公司概無任何重大或然負債或資產抵押。

14. 資本開支之承擔

本集團就酒店及相關物業發展及翻新項目之承擔約達：

	二零零二年 六月三十日 千美元	二零零一年 十二月三十一日 千美元
已訂約但未撥備	**47,267**	21,390
已獲董事授權但未訂約	**372,074**	436,610
	419,341	458,000

15. 結算日後事項

於二零零二年七月十七日，SHL之一家全資附屬公司完成向郭氏集團旗下之郭兄弟有限公司及PPB Group Berhad以總現金代價61,420,000馬元（相等於16,163,000美元）收購合共33,200,000股每股面值1馬元之Tanjong Aru Hotel Sdn. Bhd.已繳足普通股股份，佔其股本權益之40%。該公司擁有位於哥打京那峇魯之Shangri-La's Tanjung Aru Resort。於收購日該40%之股本權益應佔之可辨認資產淨值之公允價值為17,858,000美元。所產生之負商譽1,695,000美元將按直線法分15年攤銷。

業務回顧

（業績與去年同期比較）

收入

酒店業務

本集團酒店業績持續受到美利堅合眾國（「美國」）、歐洲及區內大部份經濟體系處於經濟衰退，以及區內若干國家政局不明朗及出現保安問題所影響。整體收益微跌3%。預料此情況在下半年仍會持續，因為美國方面之主要經濟統計數字顯示，各方熱切期待之經濟復甦在本年內未必會出現。

本集團於香港兩間酒店之加權平均入住率下跌1個百分點至70%。惟加權平均收益率則因加權平均暫住客房租金減少11%而下跌12%。九龍香格里拉大酒店已於七月底開始對其設施進行大型翻新工程。

中國國內市場則相對地較穩定，整體收益率上升2%。加權平均入住率增加3個百分點至65%，而加權平均暫住客房租金則下跌9%。北京中國大飯店正進行大型翻新工程，致令客房租金下跌22%。瀋陽之收益率因出現競爭而急跌，而西安之收益率則因整體需求放緩而下降。然而，上海浦東香格里拉大酒店、北京嘉里中心飯店及青島香格里拉大飯店之收益率則分別錄得22%、12%及12%之增長。整體而言，此情況在下半年仍會持續。

菲律賓披索幣值持續疲弱及保安問題使前往該國之商務旅客及消閒旅客大減。3間酒店之加權平均收益率下跌14%，而宿霧Shangri-La's Mactan Island Resort之跌幅最大，達29%。該渡假酒店之客房定於下半年開始分階段進行翻新工程。馬尼拉Makati Shangri-La之客房翻新工程正在進行，並將於年底完成。

新加坡3間酒店之加權平均暫住客房租金下跌4%，而加權平均收益率則下跌12%。加權平均入住率下跌3個百分點至69%。預期今年下半年之收益率仍然偏軟。同時，新加坡商貿飯店之客房將進行適度之翻新工程。

與整體比較，馬來西亞乃期內表現最疲弱之市場。本集團5間酒店收益率下跌25%，加權平均入住率下跌11個百分點至53%。整體需求疲弱導致競爭加劇令加權平均暫住客房租金下跌6%。吉隆坡Shangri-La Hotel之客房及公用地方仍在進行主要翻新工程，預計會持續至二零零三年。惟各酒店之入住率及房租在七月已略為回升。預期整體收益率在今年下半年會有所改善。

曼谷Shangri-La Hotel客房之翻新工程正在進行。入住率及房租分別下跌4%及3%。翻新工程正分階段進行，預期會在二零零三年年初完成。

雅加達Shangri-La Hotel自二零零一年三月重開之後，仍然受到印尼所面對之政局及經濟問題所困擾。入住率為37%對比14%，房租則下跌7%。

斐濟兩間酒店之整體收益率回升56%。加權平均入住率及平均暫住客房租金均上升16%。下半年展望仍然令人滿意。

緬甸政局繼續對位於仰光之酒店之業績造成影響。期內收益率下跌3%。

酒店管理

本集團旗下之酒店管理公司錄得之未計綜合調整前之收入下跌2%，主要因其酒店組合內之收入及經營溢利有所下跌。此亦導致未計綜合調整前之經營溢利下跌17%。

投資物業

本集團之主要投資物業乃位於中國國內之上海及北京。位於上海之服務式公寓之整體收益率維持平穩，但位於北京之同類物業則錄得跌幅介乎10%至23%之間。此乃由於供應方面出現競爭。上海及北京之辦公室及商業樓面平均租用率均超逾90%。尤為重要者，北京嘉里中心及上海嘉里中心之商業樓面收益率分別上升24%及42%。該兩座中心之辦公室樓面收益率亦上升約10%。中國國際貿易中心之商業及辦公室樓面整體收益率升幅略逾10%。

由於當地經濟衰退，本集團於新加坡之服務式公寓之加權平均收益率下跌16%。惟商業及辦公室樓面（接近全部租出）之收益率則分別增加9%及12%。曼谷之商業樓面收益率微跌3%，但辦公室樓面收益率則上升8%。

吉隆坡之投資物業收益率亦告上升，服務式公寓升2%，商業樓面升幅則介乎11%至19%之間。惟辦公室樓面則因租用率下跌6個百分點導致收益率亦下跌12%。

綜合溢利

股東應佔綜合溢利由30,500,000美元上升至62,100,000美元。本期溢利已計入下列各主要項目之影響：

(a) 未計少數股東權益前之融資費用為21,100,000美元（計入少數股東權益後為20,300,000美元），而去年則為38,200,000美元（計入少數股東權益後為37,200,000美元）；及

(b) 未計少數股東權益前之其他投資未實現收益淨額3,800,000美元（計入少數股東權益後為3,500,000美元），而去年之虧損為14,300,000美元（計入少數股東權益後為13,500,000美元）。

公司債務及財務狀況

本集團已履行其貸款協議項下之所有契約。

於二零零二年六月三十日，本集團之貸款淨額（已減除現金及銀行結餘106,600,000美元）為1,002,800,000美元（於二零零一年十二月三十一日則為1,022,400,000美元），而整體之負債比率（貸款淨額與股東資金比率）則為33.9%。

於二零零二年六月三十日之未償還貸款分析如下：

	於二零零二年六月三十日已訂約之銀行貸款及透支之到期日				
（百萬美元）	**一年內**	**第二年內**	**償還於第三年至第五年**	**五年後**	**總額**
無抵押					
公司銀行貸款	–	–	869.7	38.5	908.2
項目銀行貸款及透支	117.7	5.0	30.2	1.2	154.1
浮息票據	–	–	17.0	–	17.0
	117.7	5.0	916.9	39.7	1,079.3
有抵押					
項目銀行貸款及透支	15.9	–	11.4	2.8	30.1
貸款總額	133.6	5.0	928.3	42.5	1,109.4
未提取但已承諾之信貸（銀行貸款及透支）	179.3	–	240.7	–	420.0

於二零零二年六月三十日之貸款與現金及銀行結餘之貨幣組合如下：

（百萬美元）	**貸款**	**現金及銀行結餘**
港元	908.2	5.0
新加坡元	118.1	2.4
馬元	34.7	0.4
人民幣	29.0	12.8
美元	17.3	64.1
泰銖	–	13.9
菲律賓披索	2.0	1.9
斐濟元	0.1	4.4
其他貨幣	–	1.7
	1,109.4	106.6

美元、港元、馬元及菲律賓披索之貸款利率分別按新加坡銀行同業拆息、香港銀行同業拆息、資金成本（馬來西亞適用）及國庫票據息率（菲律賓適用）之不同利率加差價計算。大部份港元貸款均以固定利率掉期合約對沖（詳情見下文「庫務政策」一節）。新加坡元總貸款中之56,800,000美元乃按固定利率計算，並於二零零二年七月尾到期之時由浮動利率貸款再融資。人民幣貸款利率按中國人民銀行不時所頒佈之利率釐定。

於二零零二年六月三十日，本集團之現金及銀行結餘中之64,400,000美元乃存置於中國國內、馬來西亞、泰國、菲律賓及緬甸。自該等國家匯出款項須受該等國家政府頒佈之外匯管制條例及規例所限。

庫務政策

本集團所遵循之庫務政策旨在：

(a) 盡量減低利息成本

本集團於貸款商議過程中，以及確保業務營運所得盈餘資金撥予公司庫務部從而降低債務承擔而實現此項目的。於二零零二年二月，本集團與個別銀行簽訂合共8億港元五年期及一項3億港元七年期無抵押雙邊港元貸款協議。於二零零二年三月，本集團又與銀團簽訂金額為30億港元五年期無抵押貸款協議，此等貸款之利率乃按香港銀行同業拆息加不同差價計算。藉著此等貸款，本集團提早悉數償還一項原於二零零二年八月到期之5億美元融資貸款。本集團亦已註銷一項附帶較高利息之6億美元貸款協議內2億美元之未支取信貸。於二零零二年六月三十日，本集團已訂立本金總額為23.4億港元之多項利率掉期合約，固定息率介乎年息2.525厘至2.67厘之間，將於二零零二年十月／十二月到期；49.16億港元之三年期合約，固定息率介乎年息3.735厘至5.74厘之間，以及5億港元四年期合約，固定息率介乎年息4.69厘至5.29厘之間，其中22.16億港元三年期合約及5億港元四年期合約於本期間訂立。利息保障期直至二零零六年十二月止。

(b) 盡量減低貨幣風險

本集團嘗試將其貸款組合內各種貨幣與本集團在不同國家之投資及收入之貨幣組合掛勾。除卻實施外匯管制之國家外，各項收入會盡量將全數於實現時即時兑換為美元。於本期間內，本集團藉取得之港元貸款進行一項5億美元貸款再融資。本集團繼續尋求額外之人民幣新資金來源，以配合其在國內之資產。於二零零二年六月三十日，本集團已訂立港元與美元之貨幣掉期合約，以1,948,915,000港元換取250,000,000美元。於本報告日期，價值150,000,000美元之合約已到期，餘下合約亦將於二零零二年八月底到期。除上述者外，經考慮所涉及之貨幣風險及取得有關保障之成本後，本集團認為不適宜透過遠期外匯合約就貨幣風險進行大量對沖。

其他投資

於本期間內，本集團出售部份投資組合內之有價證券取得12,800,000美元，並錄得實現收益淨額1,100,000美元。於本期間內，其他投資之股息收入總額為800,000美元。

於二零零二年六月三十日，本集團之投資組合價值為48,700,000美元，其中包括一項未計少數股東權益前未實現收益3,800,000美元（計入少數股東權益後為3,500,000美元）。投資組合內包括市值為11,000,000美元之13,195,055股本公司普通股股份（「該等香格里拉亞洲股份」），由本集團一間在泰國證券交易所上市之主要附屬公司泰國Shangri-La Hotel Public Company Limited（「SHPCL」）之一間全資附屬公司持有。該等香格里拉亞洲股份為該間SHPCL之全資附屬公司在本公司於一九九九年年底購入其控股權益前持有。本公司已承諾致力促使SHPCL按市場情況出售全部該等香格里拉亞洲股份予獨立於郭氏集團之人士。

新項目及翻新工程

本集團已就福州香格里拉大酒店、中山香格里拉大酒店及上海浦東香格里拉大酒店(「浦東香格里拉」)之擴建工程動工。於二零零二年六月三十日，本集團已投入29,200,000美元於此等項目，而浦東香格里拉已取得相等於25,400,000美元之人民幣銀行貸款，為其擴建工程提供資金。估計日後之新增投資成本為154,400,000美元，並主要藉當地訂約之項目貸款及浦東香格里拉之經營業務盈餘支付。預期此等項目將於二零零三年至二零零五年期間逐步開業。

本集團亦已簽訂一項購入位於國內西安高新技術產業開發區一幅土地之協議以作為日後酒店項目發展之用，現金代價為3,200,000美元。相等於代價20%之訂金已於二零零二年五月支付，餘下之80%則分兩期於二零零二年十月及二零零三年四月支付。

馬尼拉Makati Shangri-La (「SLM」)、曼谷Shangri-La Hotel、吉隆坡Shangri-La Hotel及北京中國大飯店之主要翻新工程正在進行。SLM之翻新工程將於本年度下半年竣工，而其他三間酒店之工程將於二零零三年完成。九龍香格里拉大酒店之主要翻新工程則剛動工。宿霧Shangri-La's Mactan Island Resort亦將於未來數月展開客房之翻新工程。翻新工程開支資金大部份來自個別酒店之經營業務現金流量，倘需要時則輔以於當地訂約之短期銀行貸款。

管理合約

於本期間內，本集團已簽訂三項新酒店管理合約。其中，吉隆坡Putrajaya Shangri-La Hotel將於二零零二年第四季開業。位於國內三亞市之香格里拉太陽灣酒店及位於昆山市之商貿飯店現正進行施工，預期於二零零五年啟業。

杜拜Shangri-La Hotel（包括若干服務式公寓）以及杜拜Traders Hotel之工程進度理想。預期上述兩間酒店及鄭州香格里拉大飯店於二零零三年開業。位於馬斯喀特之酒店項目預期可於二零零五年竣工。

本集團於此等酒店並無擁有任何股權。

附屬公司之建議收購行動

SHL之一間全資附屬公司於二零零一年十一月訂立一項股份買賣協議，以向擁有新加坡聖淘沙大酒店之Sentosa Beach Resort Pte Ltd（「SEN」）之少數股東Prajogo Pangestu先生購入餘下12,000,000股每股面值1新加坡元之已繳足普通股股份，佔該公司40%股權，總現金代價為14,160,000新加坡元（相等於8,000,000美元）。由於協議內之部份條件尚未履行，是項收購直至本報告日期尚未完成。鑒於Pangestu先生為SEN之主要股東兼替任董事，因而成為本公司之關連人士。

收購代價較根據於二零零一年十二月三十一日進行之固定資產獨立評估而調整後SEN之資產淨值有所折讓。此項收購符合本集團致力擴大集團內之酒店資產擁有權之目標，並預期可助盈利增值。

前景

鑒於美國、歐洲及日本等主要經濟體系所面對之種種問題，印尼持續之政治動盪，以及菲律賓公眾安全之負面情況，預期由該等因素所引發之負面情緒，將繼續在今年下半年打擊商務旅遊和消閒旅遊及消費意慾。然而，鑒於中國國內龐大之經濟市場，加上其專注於以國內市場來帶動經濟增長，中國仍可為市場提供若干樂觀因素。中國剛加入世界貿易組織，為海外人士進入中國國內作商務旅遊帶來新動力，並預料勢將凝聚更大動力。

員工

於二零零二年六月三十日，本公司及其附屬公司聘用約16,000名員工。員工薪酬維持於具競爭性水平，而花紅則按工作表現評估及經參考既定之目標後按業務單位之財務表現而派發。其他福利包括公積金、保險及醫療補助、房屋及在「購股權」一節內所詳述之購股權計劃。本集團提供多方面之培訓計劃以改善前線員工之服務技巧及其他員工之專業技能。其內部培訓計劃則著重服務態度、組織價值及工作滿足感。內部培訓亦由外聘之專業培訓機構補充。

購股權

於二零零二年五月二十四日舉行之本公司股東特別大會，本公司之股東批准採納新購股權計劃（「新購股權計劃」）及終止由本公司股東於一九九七年十二月十六日所採納之行政人員購股權計劃（「行政人員購股權計劃」）之運作（而隨後不得根據行政人員購股權計劃再建議授出購股權，惟行政人員購股權計劃之條文於其他各方面仍繼續有效）。

於二零零二年五月二十九日，根據新購股權計劃之條款，董事會已就17,140,000股股份按每股6.81港元之行使價向合資格人士授予購股權。此等新購股權可於授予日期一年及兩年後按既定比例分批行使。

根據行政人員購股權計劃授出而於二零零二年六月三十日尚未行使之購股權詳情如下：

	授出日期	批次	於二零零二年一月一日持有之購股權數目	期內授出購股權數目	期內已行使購股權數目	期內已失效購股權數目	期內轉自其他類別	期內轉往其他類別	於二零零二年六月三十日持有之購股權數目	每股購股權股份行使價 港元	可行使期間
1. 董事											
叶龍蜚先生	一九九八年五月一日	I	100,000	–	–	–	–	–	100,000	8.00	一九九九年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	II	100,000	–	–	–	–	–	100,000	8.00	二零零零年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	III	100,000	–	–	–	–	–	100,000	8.00	二零零一年五月一日 至 二零零八年四月三十日
	二零零零年一月十五日	I	200,000	–	–	–	–	–	200,000	8.55	二零零一年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	II	200,000	–	–	–	–	–	200,000	8.55	二零零二年一月十五日 至 二零一零年一月十四日
	二零零一年一月十五日	I	350,000	–	–	–	–	–	350,000	7.94	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	350,000	–	–	–	–	–	350,000	7.94	二零零三年一月十五日 至 二零一一年一月十四日
郭孔輔先生	一九九八年五月一日	I	400,000	–	–	–	–	–	400,000	8.00	一九九九年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	II	400,000	–	–	–	–	–	400,000	8.00	二零零零年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	III	400,000	–	–	–	–	–	400,000	8.00	二零零一年五月一日 至 二零零八年四月三十日
	二零零零年一月十五日	I	250,000	–	–	–	–	–	250,000	8.55	二零零一年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	II	250,000	–	–	–	–	–	250,000	8.55	二零零二年一月十五日 至 二零一零年一月十四日
	二零零一年一月十五日	I	150,000	–	–	–	–	–	150,000	7.94	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	150,000	–	–	–	–	–	150,000	7.94	二零零三年一月十五日 至 二零一一年一月十四日
Thaddeus	一九九八年五月一日	I	400,000	–	–	–	–	–	400,000	8.00	一九九九年五月一日 至 二零零八年四月三十日
Thomas	一九九八年五月一日	II	400,000	–	–	–	–	–	400,000	8.00	二零零零年五月一日 至 二零零八年四月三十日
BECZAK	一九九八年五月一日	III	400,000	–	–	–	–	–	400,000	8.00	二零零一年五月一日 至 二零零八年四月三十日
先生	二零零零年一月十五日	I	250,000	–	–	–	–	–	250,000	8.55	二零零一年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	II	250,000	–	–	–	–	–	250,000	8.55	二零零二年一月十五日 至 二零一零年一月十四日
	二零零一年一月十五日	I	50,000	–	–	–	–	–	50,000	7.94	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	50,000	–	–	–	–	–	50,000	7.94	二零零三年一月十五日 至 二零一一年一月十四日
Giovanni	一九九八年五月一日	I	150,000	–	–	–	–	–	150,000	8.00	一九九九年五月一日 至 二零零八年四月三十日
ANGELINI	一九九八年五月一日	II	150,000	–	–	–	–	–	150,000	8.00	二零零零年五月一日 至 二零零八年四月三十日
先生	一九九八年五月一日	III	150,000	–	–	–	–	–	150,000	8.00	二零零一年五月一日 至 二零零八年四月三十日
	二零零零年一月十五日	I	275,000	–	–	–	–	–	275,000	8.55	二零零一年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	II	275,000	–	–	–	–	–	275,000	8.55	二零零二年一月十五日 至 二零一零年一月十四日
	二零零一年一月十五日	I	150,000	–	–	–	–	–	150,000	7.94	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	150,000	–	–	–	–	–	150,000	7.94	二零零三年一月十五日 至 二零一一年一月十四日
John David	一九九八年五月一日	I	400,000	–	–	–	–	–	400,000	8.00	一九九九年五月一日 至 二零零八年四月三十日
HAYDEN	一九九八年五月一日	II	400,000	–	–	–	–	–	400,000	8.00	二零零零年五月一日 至 二零零八年四月三十日
先生	一九九八年五月一日	III	400,000	–	–	–	–	–	400,000	8.00	二零零一年五月一日 至 二零零八年四月三十日
Tomas	一九九八年五月一日	I	100,000	–	–	–	–	100,000	–	8.00	一九九九年五月一日 至 二零零八年四月三十日
Campos	一九九八年五月一日	II	100,000	–	–	–	–	100,000	–	8.00	二零零零年五月一日 至 二零零八年四月三十日
ZITA, JR.	一九九八年五月一日	III	100,000	–	–	–	–	100,000	–	8.00	二零零一年五月一日 至 二零零八年四月三十日
先生	二零零零年一月十五日	I	200,000	–	–	–	–	200,000	–	8.55	二零零一年一月十五日 至 二零一零年一月十四日
（附註1）	二零零零年一月十五日	II	200,000	–	–	–	–	200,000	–	8.55	二零零二年一月十五日 至 二零一零年一月十四日
	二零零一年一月十五日	I	50,000	–	–	–	–	50,000	–	7.94	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	50,000	–	–	–	–	50,000	–	7.94	二零零三年一月十五日 至 二零一一年一月十四日
楊俊輝先生	一九九八年五月一日	I	150,000	–	–	–	–	150,000	–	8.00	一九九九年五月一日 至 二零零八年四月三十日
（附註2）	一九九八年五月一日	II	150,000	–	–	–	–	150,000	–	8.00	二零零零年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	III	150,000	–	–	–	–	150,000	–	8.00	二零零一年五月一日 至 二零零八年四月三十日
	二零零零年一月十五日	I	100,000	–	–	–	–	100,000	–	8.55	二零零一年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	II	100,000	–	–	–	–	100,000	–	8.55	二零零二年一月十五日 至 二零一零年一月十四日
	二零零一年一月十五日	I	50,000	–	–	–	–	50,000	–	7.94	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	50,000	–	–	–	–	50,000	–	7.94	二零零三年一月十五日 至 二零一一年一月十四日

	授出日期	批次	於二零零二年一月一日持有之購股權數目	期內授出購股權數目	期內已行使購股權數目	期內已失效購股權數目	期內轉自其他類別	期內轉往其他類別	於二零零二年六月三十日持有之購股權數目	每股購股權股份行使價 港元	可行使期間
2. *連續訂約之僱員*	一九九八年五月一日	I	1,520,000	–	–	–	250,000	–	1,770,000	8.00	一九九九年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	II	1,520,000	–	–	–	250,000	–	1,770,000	8.00	二零零零年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	III	1,520,000	–	–	–	250,000	–	1,770,000	8.00	二零零一年五月一日 至 二零零八年四月三十日
	二零零零年一月十五日	I	2,160,000	–	–	–	300,000	50,000	2,410,000	8.55	二零零一年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	II	2,160,000	–	–	–	300,000	50,000	2,410,000	8.55	二零零二年一月十五日 至 二零一零年一月十四日
	二零零一年一月十五日	I	1,530,000	–	–	–	100,000	35,000	1,595,000	7.94	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	1,530,000	–	–	–	100,000	35,000	1,595,000	7.94	二零零三年一月十五日 至 二零一一年一月十四日
3. *其他參與者*	一九九八年五月一日	I	1,100,000	–	–	–	–	–	1,100,000	8.00	一九九九年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	I	50,000	–	–	–	–	–	50,000	8.00	一九九九年五月一日 至 二零零二年十一月三十日
	一九九八年五月一日	II	1,100,000	–	–	–	–	–	1,100,000	8.00	二零零零年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	II	50,000	–	–	–	–	–	50,000	8.00	二零零零年五月一日 至 二零零二年十一月三十日
	一九九八年五月一日	III	1,100,000	–	–	–	–	–	1,100,000	8.00	二零零一年五月一日 至 二零零八年四月三十日
	一九九八年五月一日	III	50,000	–	–	–	–	–	50,000	8.00	二零零一年五月一日 至 二零零二年十一月三十日
	二零零零年一月十五日	I	745,000	–	–	–	50,000	–	795,000	8.55	二零零一年一月十五日 至 二零一零年一月十四日
	二零零零年一月十五日	II	745,000	–	–	–	50,000	–	795,000	8.55	二零零二年一月十五日 至 二零一零年一月十四日
	二零零一年一月十五日	I	120,000	–	–	–	35,000	–	155,000	7.94	二零零二年一月十五日 至 二零一一年一月十四日
	二零零一年一月十五日	II	120,000	–	–	–	35,000	–	155,000	7.94	二零零三年一月十五日 至 二零一一年一月十四日
總計：			26,370,000	–	–	–	1,720,000	1,720,000	26,370,000		

附註：

1. Tomas Campos ZITA, JR.先生辭任本公司董事，於二零零二年三月十一日生效。授予Zita先生之購股權在其離任後仍可行使，因彼仍擔任本公司若干附屬公司之執行董事，因此仍屬本集團之行政人員。期內有關之購股權已重新分類並列入「連續訂約之僱員」項下。

2. 楊俊輝先生辭任本公司董事，於二零零二年三月十一日生效。授予楊先生之購股權在其離任後仍可行使，因彼仍擔任本公司一間附屬公司之行政人員職位，因此仍屬本集團之行政人員。期內有關之購股權已重新分類並列入「連續訂約之僱員」項下。

根據新購股權計劃授出而於二零零二年六月三十日尚未行使之購股權詳情如下：

	授出日期	批次	於二零零二年一月一日持有之購股權數目	期內授出購股權數目	期內已行使購股權數目	期內已失效購股權數目	於二零零二年六月三十日持有之購股權數目	每股購股權股份行使價 港元	可行使期間
1. ***董事***									
叶龍蜚先生	二零零二年五月二十九日	I	–	500,000	–	–	500,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	–	500,000	–	–	500,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
郭孔輔先生	二零零二年五月二十九日	I	–	500,000	–	–	500,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	–	500,000	–	–	500,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
Thaddeus Thomas BECZAK先生	二零零二年五月二十九日	I	–	75,000	–	–	75,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	–	75,000	–	–	75,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
Giovanni ANGELINI先生	二零零二年五月二十九日	I	–	600,000	–	–	600,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	–	600,000	–	–	600,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
雷孟成先生	二零零二年五月二十九日	I	–	150,000	–	–	150,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	–	150,000	–	–	150,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
郭雯光女士	二零零二年五月二十九日	I	–	150,000	–	–	150,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	–	150,000	–	–	150,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
John David HAYDEN先生	二零零二年五月二十九日	I	–	75,000	–	–	75,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	–	75,000	–	–	75,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
何建源先生	二零零二年五月二十九日	I	–	75,000	–	–	75,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	–	75,000	–	–	75,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
李鏞新先生	二零零二年五月二十九日	I	–	75,000	–	–	75,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	–	75,000	–	–	75,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
Alexander Reid HAMILTON先生	二零零二年五月二十九日	I	–	75,000	–	–	75,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	–	75,000	–	–	75,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
2. ***連續訂約之僱員***	二零零二年五月二十九日	I	–	5,600,000	–	–	5,600,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	–	5,600,000	–	–	5,600,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
3. ***其他參與者***	二零零二年五月二十九日	I	–	695,000	–	–	695,000	6.81	二零零三年五月二十九日 至 二零一二年五月二十八日
	二零零二年五月二十九日	II	–	695,000	–	–	695,000	6.81	二零零四年五月二十九日 至 二零一二年五月二十八日
總計：			–	17,140,000	–	–	17,140,000		

附註：

本公司股份於二零零二年五月二十八日（即緊接於二零零二年五月二十九日授出購股權前一個營業日）在香港聯交所買賣所報之收市價為每股6.80港元。

董事認為，披露期內所授出購股權之價值並不適宜，因本公司股份於二零零二年六月三十日之市價乃低於所授出購股權之行使價，而對上述購股權之任何估價須受多項主觀及不確定假設之規限。

截至二零零二年六月三十日止六個月期間內，並無註銷任何根據行政人員購股權計劃及新購股權計劃授出之購股權。

於二零零二年六月三十日後，行政人員購股權計劃及新購股權計劃項下分別有可供認購110,000股及90,000股股份之購股權失效。

根據行政人員購股權計劃及新購股權計劃之條款，有關6,300,000股及90,000股股份之購股權已分別失效。直至目前為止，根據行政人員購股權計劃及新購股權計劃授出而尚未行使之購股權將於行使時可獲發之股份數目分別為26,260,000股及17,050,000股。

董事之股份及債券權益

於二零零二年六月三十日，根據證券（披露權益）條例（「披露權益條例」）第29條規定所須存置之登記名冊內記載，各董事擁有本公司或其任何相聯法團（「相聯法團」）（定義見披露權益條例）之股份或債券權益如下：

(i) **本公司**

董事姓名	**普通股數目**	*附註*
叶龍蜚先生	無	–
郭孔輔先生	3,456	1
	379,167	2
Thaddeus Thomas BECZAK先生	394,000	1
Giovanni ANGELINI先生	100,000	1
雷孟成先生	無	–
郭雯光女士	151,379	1
	192,011	3
John David HAYDEN先生	無	–
何建源先生	167,475	1
	126,755,718	2
李鏞新先生	無	–
Alexander Reid HAMILTON先生	無	–
陳序南先生	無	–
何建昌先生	24,514	1
（何建源先生之替任董事）	124,046,553	2

(ii) 相聯法團

名稱	董事姓名	普通股數目	*附註*
Shangri-La Hotel Public Company Limited（「SHPCL」）	雷孟成先生	10,000	1

附註：

1. 有關董事所持有之個人權益。

2. 被視作透過有關董事所控制之公司而持有之公司權益。

3. 有關董事之配偶所持有之家族權益。

除上述者外，於二零零二年六月三十日，各董事於本公司或其任何相聯法團之股份或債券中概無任何已列入本公司根據披露權益條例第29條所須存置之登記名冊內之其他權益。

董事購買股份或債券之權利

於二零零二年六月三十日，根據行政人員購股權計劃及新購股權計劃授予於本期間內在任之本公司董事／前董事之購股權之詳情載於本報告上文「購股權」一節內。

除上述者外，本公司或其附屬公司於本期間內任何時間概無訂立任何安排，致使本公司董事或其配偶或其18歲以下之子女可藉購買本公司或任何其他法人團體之股份或債券而獲取利益。

本公司股本中之重大權益

於二零零二年六月三十日，就董事會所知，主要股東擁有本公司之股份權益如下：

名稱	普通股數目
Kerry Group Limited（「KGL」）	983,038,555
嘉里控股有限公司（前稱嘉里集團有限公司）（「嘉里控股」）	983,038,555

附註：

1. 嘉里控股乃KGL之附屬公司，故此嘉里控股擁有權益之股份亦包括在KGL擁有權益之股份內。

2. KGL及嘉里控股擁有權益之股份包括由SHPCL之一間全資附屬公司所持有之股份。

除上述者外，於二零零二年六月三十日，本公司概無獲悉佔本公司已發行股本10%或以上之權益。

購回、出售或贖回上市證券

截至二零零二年六月三十日止六個月內，本公司或其任何附屬公司並無購回、出售或贖回任何本公司之上市證券。

最佳應用守則

概無董事知悉任何足以合理地指出本公司於截至二零零二年六月三十日止六個月內任何時間，未有遵守香港聯交所證券上市規則附錄十四內的資料。

薪酬委員會

董事會之薪酬委員會於一九九七年十月十七日成立，就本公司之高級管理人員及執行董事之報酬及獎勵金建議作出檢討。該委員會由三名執行董事及兩名非執行董事組成，其中一位為獨立非執行董事。該委員會目前的成員包括叶龍蜚先生、郭孔輔先生、Thaddeus Thomas BECZAK先生、何建源先生及陳序南先生。

審核委員會

本公司於一九九八年八月二十五日成立董事會審核委員會。該委員會包括三位非執行董事，其中兩位為獨立非執行董事。該委員會乃根據書面職權範圍行事。該委員會現時之成員包括Alexander Reid HAMILTON先生、何建源先生及陳序南先生。該委員會於中期業績提呈以待董事會批准前審閱了有關賬目。

董事會

於二零零二年八月二十三日，郭孔輔先生已辭任本公司之副主席兼董事總經理一職，惟郭先生仍留任為本公司之執行董事。於同日，吳士方先生獲委任為本公司之執行董事。吳先生目前為香格里拉國際飯店管理有限公司之高級集團項目總監，負責監督本集團新酒店之發展以及現有酒店之翻新工程。

股東登記

本公司將於二零零二年九月十八日（星期三）至二零零二年九月二十日（星期五）（包括首尾兩天）之期間內，暫停辦理股份過戶登記。如欲獲得建議派發之中期股息，所有股份過戶文件必須最遲於二零零二年九月十七日（星期二）下午四時前送達本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司辦理登記手續，地址為香港中環干諾道中111號永安中心5樓。

預期股息單及／或根據以股代息計劃而將予發行之新股份股票將於二零零二年十一月十九日（星期二）或相近日子派發予有關之股東。

承董事會命

叶龍蜚
主席

香港，二零零二年八月二十三日

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉(亞洲)有限公司

二零零二年中期報告 INTERIM REPORT 2002